Exhibit 2.1

BETWEEN

ROCKSOFT LIMITED

AND

ADVANCED DIGITAL INFORMATION CORP

AND

ROSS NEIL WILLIAMS

AND

NEIL JAMES JOHNSON

IMPLEMENTATION AGREEMENT

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION	2

2. AGREEMENT TO ENTER INTO AN ARRANGEMENT	7

3. CONDITIONS	7

4. IMPLEMENTATION OF THE ARRANGEMENT	8

5. ROCKSOFT’S OBLIGATIONS CONCERNING THE ARRANGEMENT	10

6. ADIC’S OBLIGATIONS CONCERNING THE ARRANGEMENT	14

7. BOARD RECOMMENDATION	15

8. ACKNOWLEDGEMENTS OF LEGAL ADVICE	15

9. MODIFICATION OF SCHEME	16

10. REPRESENTATIONS AND WARRANTIES	16

11. ADDITIONAL COOPERATION	18

12. NO-SHOP OBLIGATIONS	19

13. TERMINATION	21

14. LICENCE	22

15. FINANCE FACILITY	23

16. POST-SCHEME RETENTION POOL	23

17. ANNOUNCEMENTS	23

18. MISCELLANEOUS	24

19. NOTICES	25

THIS AGREEMENT is made on	March 2006

BETWEEN:	ROCKSOFT LIMITED (ABN 47 008 280 153) c/of Kelly & Co Lawyers Level 17, 91 King William Street, Adelaide, South Australia 5000 (“Rocksoft”)

AND	ADVANCED DIGITAL INFORMATION CORP, a company incorporated in the United States of America of 11431 Willows Road N.E. Redmond, Washington 98052 (“ADIC”)

AND	ROSS NEIL WILLIAMS of 3/305 North Terrace, Adelaide, South Australia 5000 (“Williams”)

AND	NEIL JAMES JOHNSON of 3 Lois Avenue, Torrens Park, South Australia 5062 (“Johnson”)

RECITALS

A.	Rocksoft and ADIC consider it desirable that they merge by Rocksoft becoming a wholly owned subsidiary of ADIC.

B.	The Arrangement involves a merger of Rocksoft and ADIC by way of schemes of arrangement pursuant to section 411 of the Corporations Act.

C.	In order to implement the Arrangement, and subject to the satisfaction of the Conditions, Rocksoft will propose a scheme of arrangement with its Members and Option Holders pursuant to which:

(a)	all of the Scheme Shares will be transferred to ADIC;

(b)	all of the Rocksoft Options will be cancelled and the rights of all the Option Holders will be extinguished; and

(c)	each Member and each Option Holder will be entitled to receive their portion of the Scheme Consideration.

D.	Rocksoft and ADIC have agreed to enter into this agreement in order to record the agreements between them concerning the acts, matters and things to be done by them respectively in order to implement the Arrangement.

OPERATIVE PART

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this agreement, unless something else is clearly intended:

“Agreement Date” means the date first set forth above;

“Application Date” means the date of the hearing by the Court of the application under section 411(1) of the Corporations Act in connection with the Schemes;

“Arrangement” means the merger of ADIC and Rocksoft by Rocksoft becoming a wholly owned subsidiary of ADIC as a consequence of the Schemes becoming effective;

“ASIC” means the Australian Securities and Investments Commission;

“Associate” has the meaning given to that term in the Corporations Act;

“AUD” means Australian dollars;

“Business Day” means any day that is not a Saturday, Sunday or a public holiday in South Australia or Redmond, Washington, USA;

“Competing Transaction” has the meaning ascribed to the term in clause 12;

“Conditions” means the conditions set out in Schedule 1;

“Constitution” means the constitution of Rocksoft in force as at the Agreement Date;

“Corporations Act” means the Corporations Act 2001 (Commonwealth);

“Court” means the Federal Court of Australia;

“Cut-Off Date” means 31 October 2006 or such other date as the parties may agree in writing;

“Deed Poll” means a deed poll in the form set out in Appendix B (or in such other form as is agreed between ADIC and Rocksoft);

“Director Incentive Options” means options classified as “Director Incentive Options” or “Executive Options” in the Register;

“Draft Scheme Documentation” means the drafts of the Scheme Documentation to be provided to ADIC pursuant to clause 5.2(a);

“Effective Date” means the date on which the office copies of the Scheme Orders are lodged with ASIC pursuant to section 411(10) of the Corporations Act;

“ESOP Options” means options classified as “Employee Share Option Plan” options or “ESOP” options or a “Special” option in the Register;

“Governmental Agency” means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity;

“Implementation Date” means the day falling 5 Business Days after the Effective Date;

“Intellectual Property Rights” means all intellectual property rights subsisting anywhere in the world including current and future registered and unregistered rights in respect of copyright, designs, circuit layouts, trade marks, trade secrets, know-how, confidential information, patents, inventions and discoveries and all other intellectual property as defined in article 2 of the convention establishing the World Intellectual Property Organisation 1967 and any similar rights resulting from intellectual activity in the industrial, commercial, scientific, literary or artistic fields, and specifically includes, for the avoidance of doubt, such rights in proprietary object and source code;

“IP Assets” means all Intellectual Property Rights used in connection with or otherwise relevant to the Rocksoft Group as at the Effective Date;

“Key Staff” has the meaning ascribed to the term in clause 11.3;

“Licence Option” has the meaning given in clause 14.1;

“Material Adverse Change” means events or occurrences or matters other than those required to be done or procured by Rocksoft pursuant to this agreement and other than those occurring or applying in Australia generally which individually, or when aggregated with all such events, occurrences or matters, has or could reasonably be expected to have:

(a)	a material adverse effect on the assets and liabilities, financial position and performance, business, operations, profits and losses or prospects of Rocksoft or any related body corporate; or

(b)	a material adverse effect on the ability of Rocksoft to perform its obligations under this agreement.

“Material Event” means the happening of any of the following events:

(a)	an application (other than a frivolous or vexatious application or an application which is stayed within fifteen Business Days) is made to a court, or an order is made, that Rocksoft be wound up;

(b)	an application is made to a court for the appointment of, or an order is made appointing, a liquidator or provisional liquidator in respect of Rocksoft, or one of them is appointed, whether or not under an order;

(c)	a receiver, receiver and manager, liquidator, trustee or similar officer is appointed in respect of any part of the property of Rocksoft and such appointment is not remedied within fifteen Business Days;

(d)	an administrator is appointed to Rocksoft;

(e)	Rocksoft commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit or a composition with its creditors;

(f)	Rocksoft is or states that it is unable to pay its debts under any applicable legislation (other than as a result of the failure to pay a debt or a claim which is the subject of a good faith dispute); or

(g)	anything analogous or having a substantially similar effect to any of the events specified in sub-clauses (a)-(f) above happens under the laws of any applicable jurisdiction;

(h)	without having obtained the prior written consent of ADIC, which consent will not unreasonably be refused, withheld or delayed, Rocksoft or a subsidiary of Rocksoft:

(i)	issues and allots or agrees to issue and allot any shares or options to subscribe for shares;

(ii)	issues or agrees to issue securities, or other instruments convertible into shares or debt securities;

(iii)	converts all or any of its shares or options into a larger or smaller number of shares or options;

(iv)	resolves to reduce its share capital in any way or reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares or options;

(v)	enters into a buy-back agreement, or resolves to approve the terms of a buy-back agreement under the Corporations Act;

(vi)	makes any material change or amendment to its constitution;

(vii)	disposes of (or permits to be disposed of) by sale or otherwise or agrees to dispose of (or permits the making of an agreement to dispose of) by sale or otherwise any of the assets of Rocksoft which have a book value in the books of accounts of Rocksoft or a market value of more than $100,000 any one item or in the aggregate;

(viii)	incurs indebtedness for borrowed money or in connection with financial accommodation of any kind (including by way of financial lease, or purchase on deferred payment terms) in a sum greater than $100,000 in any one transaction or in the aggregate save for any indebtedness incurred pursuant to the Bridging Facility in clause 15;

(ix)	creates or agrees to create any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(x)	declares, pays or distributes any dividend, bonus or other share of its profits or assets, or returning or announcing an intention to return any capital to its members;

(xi)	incurs or agrees to incur capital expenditure, in the aggregate, in excess of $500,000; or

(xii)	licences or agrees to licence its intellectual property (including object or source code) to a third party other than to ADIC pursuant to the Licence Agreement;

“Member” means a person who is registered as the holder of Scheme Shares as at the Effective Date;

“No-Shop Period” means the period from and including the date of this agreement to 31 October 2006;

“Ordinary Option” means an option classified as an “ordinary option” in the Register;

“Option Holder” means a person, as recorded in the Register of option holders, that is the holder of options as at the Effective Date in the following classes:

(a)	Ordinary Options;

(b)	ESOP Options;

(c)	Director Incentive Options.

“Patent and Source Code Licence” has the meaning given in clause 14.1;

“Register” means the register of Members and register of Option Holders of Rocksoft maintained in accordance with the Corporations Act;

“Retention Pool” has the meaning ascribed to the term in clause 16(a);

“Rocksoft Group” means Rocksoft Limited and its subsidiaries, including Rocksoft Inc.;

“Rocksoft Options” means Ordinary Options, ESOP Options and Director Incentive Options;

“Scheme” means the proposed scheme of arrangement referred to in clause 4.1 to be between Rocksoft and its Members and Rocksoft and each class of Option Holders pursuant to section 411 of the Corporations Act to give effect to the Arrangement contemplated by this agreement;

“Scheme Consideration” means AUD 82,123,381.05 payable in cash, in accordance with clause 4. This amount will be reduced by the amount of:

(a)	$1.00 per fully paid ordinary share in the capital of Rocksoft; and

(b)	$1.00 less the exercise price per Rocksoft Option,

acquired by ADIC other than pursuant to the Schemes;

“Scheme Documentation” means all documents to be lodged with the Court in support of an application by Rocksoft to the Court pursuant to section 411(1) of the Corporations Act to convene the Scheme Meetings (excluding originating process and affidavits) including an explanatory statement to the Members and Option Holders, a notice convening the Scheme Meetings and a copy of this agreement and the Scheme;

“Scheme Meetings” means the meetings of the Members and Option Holders, including any class meetings, to be convened by the Court pursuant to section 411(1) of the Corporations Act;

“Scheme Meetings Date” means the date that the Scheme Meetings are held;

“Scheme Orders” means the orders of the Court approving the Schemes pursuant to section 411(4) of the Corporations Act;

“Scheme Shares” means those fully paid ordinary shares in the capital of Rocksoft as at the Effective Date;

“Share” means a fully paid ordinary share in the capital of Rocksoft;

“Timetable” means the indicative timetable set out in Schedule 2;

“USD” means US dollars; and

1.2	Interpretation

In this agreement, unless something else is clearly intended:

(a)	a reference to this agreement or any other agreement is a reference to this agreement or the other agreement (as the case may be) as amended, varied, novated, supplemented or replaced from time to time;

(b)	a reference to any legislation or any provision of any legislation includes:

(i)	all regulations, orders or instruments issued under the legislation or provision; and

(ii)	any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

(c)	words or expressions:

(i)	importing the singular include the plural and vice versa;

(ii)	importing a gender include the other genders; and

(iii)	denoting individuals include corporations, firms, unincorporated bodies, authorities and instrumentalities;

(d)	a reference to a party to this agreement or any other instrument includes that party’s executors, administrators, successors and permitted assigns;

(e)	where a word or phrase is defined or given meaning, any other part of speech or grammatical form has a corresponding meaning;

(f)	a reference to a clause number or schedule number (or letter) is a reference to a clause or Schedule of this agreement;

(g)	any heading or table of contents is for convenience only and does not affect the interpretation of this agreement;

(h)	a provision of this agreement must not be construed to the disadvantage of a party because that party was responsible for the preparation of the agreement;

(i)	the Schedules and Recitals to this agreement form part of this agreement and have effect as if set out in full in this agreement;

(j)	a reference to any thing (including but not limited to any right) includes a part of that thing;

(k)	a right includes a remedy, privilege, authority or power;

(l)	a reference to notice means written notice given in the manner provided in this agreement for the service of notices;

(m)	where a consent or approval is required under this agreement, the requirement will, unless something else is clearly intended, mean the prior written consent or approval;

(n)	wherever used in this agreement the expressions “including” and “such as” and similar expressions shall not imply any limitation;

(o)	references to $ are to Australian dollars; and

(p)	references to a particular time are to South Australian time.

2.	AGREEMENT TO ENTER INTO AN ARRANGEMENT

Subject to the satisfaction of the Conditions, Rocksoft agrees to propose the Scheme and Rocksoft and ADIC agree to give effect to the Arrangement on the terms and conditions set out in this agreement.

3.	CONDITIONS

3.1	Conditions

The obligations of Rocksoft under clause 5.4 and ADIC under clauses 4.2, 4.3 6.3 and 6.4 are subject to, and conditional on, the satisfaction or waiver of each of the Conditions.

3.2	Satisfaction of Conditions

Each party must:

(a)	use their best endeavours to ensure that each Condition is duly satisfied by the earliest practicable date;

(b)	co-operate fully with the other party in connection with the satisfaction of the Conditions and provide the other party with all reasonable assistance that is requested;

(c)	keep the other party promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions; and

(d)	promptly notify the other party if it becomes aware that any Condition has been satisfied or becomes incapable of being satisfied.

3.3	Waiver

(a)	The Conditions may only be waived (if at all) in accordance with the table set out in Schedule 1.

(b)	Any waiver must be in writing.

3.4	Non-satisfaction of Conditions

(a)	If a Condition:

(i)	is not satisfied or waived by the Cut-Off Date; or

(ii)	becomes incapable of being satisfied before the Cut-Off Date,

the parties will consult in good faith with a view to determining whether the Scheme may proceed by way of alternative means or methods or whether to extend the Cut-Off Date.

(b)	For the avoidance of doubt, the failure to come to an agreement will not restrict a party’s right to terminate under clause 13 of this agreement.

4.	IMPLEMENTATION OF THE ARRANGEMENT

4.1	Proposal of Scheme

(a)	To implement the Arrangement, Rocksoft will propose the Scheme pursuant to which:

(i)	all the Scheme Shares will be transferred to ADIC; and

(ii)	the Rocksoft Options will be cancelled and each Option Holder will cease to hold any Rocksoft Options and all of the rights of the Option Holders in Rocksoft that arose from their Rocksoft Options will be extinguished; and

(iii)	each Member and each Option Holder will be entitled to receive their portion of the Scheme Consideration as calculated in accordance with clause 4.3.

(b)	The Scheme must be in, or substantially in, the form of the scheme of arrangement set out in Appendix A, or such other form as the parties may agree (acting reasonably).

4.2	Distribution of Scheme Consideration

The Scheme Consideration will be paid to Members and Option Holders as follows:

(a)	Subject to clauses 4.2(c) and 4.2(d), each Member’s entitlement to the Scheme Consideration will be determined in accordance with the following formula (rounded to the nearest cent):

ME =	$1.00 x NS

Where:

ME =	each Member’s entitlement to the Scheme Consideration;

NS =	the total number of Shares held by the Member;

(b)	Subject to clauses 4.2(c) and 4.2(d), each Option Holder’s entitlement to the Scheme Consideration will be determined in accordance the following formula (rounded to the nearest cent):

OHE =	($1.00 – OEP) x NO

Where:

OHE =	each Option Holder’s entitlement to the Scheme Consideration;

OEP =	the exercise price of the class of Rocksoft Option held by that Option Holder.

NO =	the total number of Rocksoft Options held by the Option Holder in that class of Rocksoft Option.

(c)	Subject to clause 4.2(d), if a Member is the holder of Scheme Shares resulting from the deemed exercise of Ordinary Options after the Agreement Date and the Member has not paid the exercise price in respect of such Ordinary Options then ADIC shall acquire the relevant Scheme Shares and the Member’s liability and obligation to pay the exercise price in respect of the exercised Ordinary Options, for an entitlement to Scheme Consideration equal to $1.00 less the outstanding exercise price in respect of the exercised Ordinary Options.

(d)	Williams and Johnson and their Associates shall receive for their Shares and Rocksoft Options an amount equal to the Scheme Consideration less the amounts paid pursuant to clauses 4.2(a), 4.2(b) and 4.2(c). The amount shall be divided among them pro rata to their existing holdings. In no circumstances will the amount payable to Williams and Johnson and their Associates exceed the amount they would have received under clauses 4.2(a), 4.2(b) and 4.2(c) above.

4.3	Effective Date

(a)	The parties agree and acknowledge that the Arrangement will take effect from the Effective Date.

(b)	Each party will use reasonable endeavours to ensure that the Effective Date occurs on or before Wednesday, 13 July 2006.

4.4	Timetable

(a)	Rocksoft and ADIC must use their best endeavours to implement the Arrangement and perform their respective obligations substantially in accordance with the Timetable.

(b)	The parties will enter into good faith negotiations to alter or amend the Timetable if requested by either party and will not unreasonably withhold consent to such an amendment. Notwithstanding the foregoing, it is the parties intention to effect the Arrangement as far as reasonably possible by Wednesday, 13 July 2006.

5.	ROCKSOFT’S OBLIGATIONS CONCERNING THE ARRANGEMENT

5.1	Court application

(a)	Rocksoft must:

(i)	take, or cause to be taken, all steps reasonably necessary to enable application to be made to the Court pursuant to section 411(1) of the Corporations Act to convene the Scheme Meetings (including making an application to ASIC for a statement pursuant to section 411(17) of the Corporations Act stating that ASIC has no objection to the Scheme); and

(ii)	use best endeavours to make the application referred to in clause 5.1(a)(i) at such time so as to ensure that the Application Date occurs on or before the date specified in the Timetable as the Application Date.

(b)	Any obligation upon Rocksoft under this agreement to convene the Scheme Meetings will be subject to Rocksoft (acting reasonably) being satisfied after due consultation with ADIC, that any information provided by ADIC for incorporation in the Scheme Documentation is adequate to discharge Rocksoft’s legal obligation to inform the Members and the Option Holders in relation to its subject matter.

5.2	Scheme Documentation

(a)	Rocksoft must:

(i)	prepare the Scheme Documentation;

(ii)	ensure that the Scheme Documentation:

(A) complies with the Corporations Act and with ASIC policy in relation to schemes of arrangement;

(B) includes the Scheme, a statement that the Rocksoft board unanimously recommends approval of the Scheme and notices of meeting and proxy forms for the Scheme Meetings;

(C) will, at the date the Scheme Documentation is despatched to Members and Option Holders, not be misleading or deceptive in any material respect (whether by omission or otherwise); and

(D) will be updated by all such further or new information which may arise after the Scheme Documentation is despatched until the date of the Scheme Meetings which is necessary to ensure that it is not misleading or deceptive in any material respect (whether by omission or otherwise); and

(iii)	without limiting the obligations of Rocksoft under this clause 5.2(a), prepare the Draft Scheme Documentation and use reasonable endeavours to provide it to ADIC in accordance with the Timetable.

(b)	Between the Agreement Date and the Application Date, Rocksoft must:

(i)	keep ADIC informed of any matters raised by ASIC in relation to the Draft Scheme Documentation and any amendments proposed to be made to the Draft Scheme Documentation; and

(ii)	negotiate with ADIC in good faith concerning those amendments and any other amendments to the Draft Scheme Documentation which ADIC or Rocksoft may wish to be made.

5.3	Prohibitions

Rocksoft must not:

(a)	make application to the Court pursuant to section 411(1) of the Corporations Act in connection with the Scheme until ADIC has agreed to the final form of the Draft Scheme Documentation; or

(b)	amend the final form of the Draft Scheme Documentation to which it has obtained ADIC’s agreement except, and in accordance with, the prior written consent of ADIC.

5.4	Obligations following Court application

Following the application by Rocksoft to the Court pursuant to section 411(1) of the Corporations Act to convene the Scheme Meetings, Rocksoft must:

(a)	comply fully with the order of the Court made upon that application;

(b)	without prejudicing clause 5.4(a), dispatch the Scheme Documentation to the Members and Option Holders and convene and hold the Scheme Meetings;

(c)	promptly advise ADIC of the outcome of the Scheme Meetings;

(d)	if all necessary resolutions are duly passed at the Scheme Meetings, use its best endeavours to obtain the approval of the Court to the Scheme pursuant to section 411(4) of the Corporations Act; and

(e)	if Court approval of the Scheme is obtained, take all further steps which are necessary to:

(i)	lodge with ASIC office copies of the Scheme Orders;

(ii)	give to ADIC details of the names, registered address and entitlements to the Scheme Consideration of each Member and Option Holder; and

(iii)	do all other things contemplated by or necessary to give effect to the Scheme and the Scheme Orders in accordance with their terms.

5.5	Obligations between the Agreement Date and the Effective Date

Prior to the Effective Date, except as expressly consented to by ADIC, Rocksoft must, and must cause its subsidiaries to:

(a)	conduct the business of Rocksoft and its subsidiaries in the ordinary course in substantially the same manner as previously conducted;

(b)	not increase the amount of any liabilities by more than $500,000;

(c)	use all reasonable endeavours to ensure no Material Event and no Material Adverse Change occurs, to the extent that such event or occurrence is in within the control of Rocksoft or its subsidiaries;

(d)	use all reasonable endeavours to preserve their relationships with customers, suppliers, licensors, licensees and others with whom they have business dealings;

(e)	use all reasonable endeavours to keep available the services of their officers and employees;

(f)	not (except as required by law or pursuant to incentive arrangements agreed with ADIC):

(i)	increase the remuneration of or pay any bonus or issue any Rocksoft securities to, or otherwise vary the employment agreements with, any of its directors or employees;

(ii)	accelerate the rights of any of its directors or employees to benefits of any kind save as may be caused by the Arrangement or a Competing Transaction;

(iii)	pay a director, executive or employee a termination payment, other than as provided for in an existing employment contract in place as at the date of this agreement;

(iv)	not amend in any respect any arrangement with its financial adviser in respect of the transactions contemplated by this agreement;

(g)	conduct the business of Rocksoft and its subsidiaries so as to comply in all material respects with all applicable laws and regulations;

(h)	not make any material change to any material accounting policies (except as required by law); and

(i)	notify ADIC of any claim, litigation, investigation, arbitration or other like proceeding in relation to Rocksoft or a related body corporate where the amount claimed is in excess of $100,000 as soon as practicable after Rocksoft becomes aware of it.

5.6	Access to Information

From the Agreement Date to (and including) the Implementation Date, Rocksoft must and must cause each of its subsidiaries to:

(a)	afford to ADIC (and its related bodies corporate and its officers and advisers) reasonable access to such documents, records and other information, premises, personnel and advisors and such reasonable co-operation as ADIC reasonably requires for the purpose of:

(i)	understanding Rocksoft’s financial position including its cashflow and working capital position;

(ii)	implementation of the Scheme, provided nothing in this paragraph (ii) will require Rocksoft to provide information to ADIC concerning Rocksoft’s director’s and management’s consideration of the Scheme;

(iii)	preparing for carrying on the business of Rocksoft and its subsidiaries following implementation of the Scheme;

(iv)	ADIC obtaining an understanding of the operation of Rocksoft’s business in order to allow and facilitate the smooth implementation of the plans of ADIC for those businesses following implementation of the Scheme; and

(v)	any other purpose which is agreed in writing between Rocksoft and ADIC,

provided in every case such access does not place an unreasonable burden on the ability of Rocksoft or any of its subsidiaries to operate their business; and

(b)	as soon as reasonably practicable provide ADIC (and its related bodies corporate and its officers and advisers) with any information reasonably requested by it.

5.7	Obligations following Approval of the Scheme

Rocksoft or its agent will, following the receipt of the aggregate Scheme Consideration from ADIC, on the Implementation Date send to each Member and Option Holder a cheque drawn in Australian currency for the amount of the Scheme Consideration to which they are entitled to under clause 4.2.

6.	ADIC’S OBLIGATIONS CONCERNING THE ARRANGEMENT

6.1	Scheme Documentation

ADIC acknowledges that it will receive the Draft Scheme Documentation from Rocksoft and agrees that it will:

(a)	co-operate with Rocksoft in good faith in commenting on the Draft Scheme Documentation and any proposed amendments to the Draft Scheme Documentation notified to ADIC by Rocksoft from time to time;

(b)	provide any information reasonably required about it to Rocksoft in good faith and in reasonable time for inclusion in the Scheme Documentation on the understanding that Rocksoft will rely on that information and as at the date the Scheme Documentation is dispatched to Members and Option Holders, will not be misleading or deceptive in any material respect (whether by omission or otherwise) regarding ADIC;

(c)	provide any further or new information regarding ADIC which may arise after the Scheme Documentation has been despatched until the date of the Scheme Meetings which may reasonably be necessary to ensure that the Scheme Documentation does not contain any false or misleading statements or omissions regarding ADIC on the understanding that Rocksoft will rely on that information;

(d)	negotiate the Draft Scheme Documentation and any amendments in good faith with a view to reaching agreement on the final form of the Draft Scheme Documentation before the Application Date; and

(e)	execute and deliver to Rocksoft an acknowledgement (in the form in which Rocksoft may reasonably require) of its agreement to the Draft Scheme Documentation.

6.2	ADIC’S obligations

When the Draft Scheme Documentation has been agreed to pursuant to clause 6.1, ADIC must:

(a)	make, do and execute all acts, matters, things and documents reasonably required to be done by ADIC in order to assist Rocksoft to:

(i)	make application to the Court pursuant to section 411(1) of the Corporations Act to convene the Scheme Meetings; and

(ii)	obtain the approval of the Court to the Scheme pursuant to section 411(4) of the Corporations Act;

(b)	consent to the Court approving the Scheme; and

(c)	undertake to the Court to be bound by the Scheme and the Scheme Orders and to promptly execute all documents and do all things reasonably necessary to give effect to the Scheme and the Scheme Orders.

6.3	Deed Poll

ADIC will execute the Deed Poll in favour of the Members and Option Holders under which ADIC will covenant in favour of each Member and each Option Holder to perform its obligations under this agreement and the Scheme.

6.4	Obligations following approval of the Scheme

If the Scheme is approved by the Court, ADIC must:

(a)	within 2 Business Days of the Effective Date pay by bank cheque or electronic transfer the aggregate of the Scheme Consideration to Rocksoft or a payment agent acting for Rocksoft; and

(b)	promptly execute all documents and do all things reasonably necessary or desirable to give effect to the Schemes and the Scheme Orders.

7.	BOARD RECOMMENDATION

(a)	Immediately after signing this agreement Rocksoft shall issue a notice to Members and Option Holders regarding the Arrangement.

(b)	The notice shall state that the Rocksoft directors unanimously support the Arrangement in the absence of a superior offer.

(c)	Rocksoft undertakes that:

(i)	each of the Rocksoft directors have said that they intend to make that formal recommendation that Rocksoft’s members vote in favour of the Schemes in the Scheme Documentation and will not withdraw that recommendation once made; and

(ii)	the Rocksoft board will not make any public statement which would suggest that the Arrangement is no longer so recommended,

unless

(iii)	the Rocksoft board confirms to ADIC that it has first obtained written advice from Senior Counsel that the Rocksoft directors are, by virtue of their fiduciary or other legal duties, unable to recommend to Members and Option Holders that the Schemes be approved or are required to withdraw such a recommendation.

8.	ACKNOWLEDGEMENTS OF LEGAL ADVICE

Each party acknowledges that in relation to this agreement and in particular, clause 10, it has received legal advice or has had the opportunity of obtaining legal advice.

9.	MODIFICATION OF SCHEME

The parties agree that they will make all reasonable efforts to consent, and will each use their reasonable endeavours to procure that its counsel or solicitor consents, to any reasonable modification of or amendment to the Schemes which the Court thinks fit to impose.

10.	REPRESENTATIONS AND WARRANTIES

10.1	Warranties by Rocksoft and ADIC

Each of Rocksoft and ADIC represents and warrants to the other, as at the date of this agreement and the Effective Date, that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this agreement and, subject to the terms of this agreement, to carry out the transactions contemplated by this agreement;

(c)	it has taken all necessary corporate action to authorise entry into this agreement and has taken or will take all necessary corporate action to authorise the performance of this agreement and to carry out the transactions contemplated by this agreement;

(d)	no writ of execution has been issued against it;

(e)	no receiver or receiver and manager of any part of its undertaking or assets has been appointed; and

(f)	this agreement is valid and binding on it.

10.2	Indemnity

Rocksoft indemnifies ADIC and ADIC indemnifies Rocksoft against all claims, actions, proceedings, damages, loss, costs and expenses which the indemnified party may suffer, incur or are liable for arising because any of the representations and warranties in clause 10.1 given by the first mentioned party are not true or correct.

10.3	Warranties by Rocksoft

Rocksoft provides the additional warranties set out in Schedule 3 on the terms, and subject to the limitations, set out in Schedule 3.

10.4	Additional Warranties from Williams and Johnson

(a)	In consideration of inter alia the payments they will receive under the Scheme, Williams and Johnson each severally represents and warrants that:

(i)	to the best of his knowledge and belief, having made due inquiry, the information concerning the business of Rocksoft delivered to ADIC as part of its due diligence or otherwise in connection with or pursuant to the Arrangement, is true and accurate, does not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to be stated therein in order to make such material not misleading in light of the circumstances in which it was delivered; and

(ii)	the warranties in relation to intellectual property included in paragraph 3.15 of Schedule 3 are true and correct.

10.5	Warranty Regime

(a)	Williams and Johnson each severally indemnify ADIC against all claims, actions, proceedings, damages, loss, costs and expenses which the indemnified party may suffer, incur or are liable for arising because any of the representations and warranties in clause 10.4 are not true or correct.

(b)	The same rules governing conduct of claims by ADIC with respect to Rocksoft representation and warranties in Schedule 3 shall apply to claims by ADIC with respect to representations and warranties of Williams and Johnson under clause 10.4 except that:

(i)	the maximum aggregate amount which ADIC may recover from Johnson or Williams, as the case may be, shall be:

(A)	for Johnson, the amount of Scheme Consideration paid in aggregate to Johnson and his Associates; and

(B)	for Williams, the amount of Scheme Consideration paid in aggregate to Williams and his Associates; and

(ii)	Williams and Johnson will have no liability for breach of the warranties in clause 10.4 unless ADIC has given written notice of the Claim to Rocksoft on or before the first anniversary of the Implementation Date. If on the first anniversary of the Implementation Date, ADIC or Rocksoft shall have received a claim from a third party in respect of any matters the subject of the warranties in clause 10.4, the time period for making a claim shall be extended for a further year to the second anniversary of the Implementation Date.

(c)	Neither Williams nor Johnson will have liability for breach of any Warranty, unless ADIC becomes or is made aware of an actual or probable breach on or before the first anniversary of the Implementation Date, and ADIC has given written notice of the Claim arising from such breach to Williams or Johnson, as the case may be, on or before the second anniversary of the Implementation Date.

10.6	Further Assurances in relation to IP

(a)	Each of Rocksoft, Williams and Johnson agree at any time and from time to time to do all things, and take all steps, necessary or desirable to ensure that Rocksoft has sole and absolute legal and beneficial title to the IP Assets.

(b)	If at any time it is determined that Williams or Johnson are the owners of Intellectual Property Rights used in and/or necessary to carry on the Business in the manner carried on at the Effective Date or to fulfil any plans or proposals existing at the Effective Date, Williams and Johnson agree to take all steps necessary or desirable in order to transfer title to those Intellectual Property Rights to Rocksoft for a consideration of $1.00.

11. ADDITIONAL COOPERATION

11.1	Structure

The parties acknowledge that ADIC may elect to acquire the Scheme Shares and Rocksoft Options through a newly incorporated, wholly owned Australian subsidiary company. Rocksoft consents to the substitution of such an entity as the acquiror, provided ADIC provides a parent company guarantee of the obligations of any such guarantor on terms reasonably acceptable to Rocksoft. If ADIC so elects, references in this agreement to ADIC will be read as if they were references to the acquiror.

11.2	Financial Statements

Rocksoft will provide all assistance to ADIC as may be reasonably necessary in order that ADIC may prepare its audited financial statements to the extent they relate to Rocksoft.

11.3 Key Staff

The Chief Executive Officer of ADIC and the Chief Executive Officer of Rocksoft will consult in good faith following entry into this agreement to identify key staff of Rocksoft which ADIC may wish to retain after the Effective Date (“Key Staff”) and to institute arrangements for their retention provided that the financial cost of any additional incentives offered to such key staff over and above the Retention Pool will be borne by ADIC and will not form part of the Scheme Funds. This consultation exercise must be completed prior to finalisation of the Scheme Documentation so that details of the outcome can be included in the Scheme Documentation despatched to Members and Option Holders. Rocksoft will, and will procure its Key Staff, to provide all assistance to ADIC as may be reasonably necessary to institute arrangements for key-man insurance for any Key Staff retained after the Effective Date.

12.	NO-SHOP OBLIGATIONS

12.1	No existing discussions

Rocksoft represents and warrants to ADIC that, other than the discussions with ADIC with respect to the Arrangement and negotiating and discussions with other parties prior to the Agreement Date, as at the Agreement Date, the Scheme Meetings Date and as at 6.00pm on the day prior to the hearing of the Court to approve the Schemes, Rocksoft is not in negotiations or discussions in respect of any Competing Transaction with any party.

12.2	No Solicitation

(a)	During the No-Shop Period, Rocksoft must ensure that it and its employees, officers and advisers (and, to the extent it is reasonably able to influence them, its associates (as defined in the Corporations Act)), do not, except with the prior written consent of ADIC, directly or indirectly solicit, invite, facilitate or encourage any negotiations or discussions or communicate an intention to do any of those things with a view to obtaining any expression of interest, offer or proposal from any person in relation to a Competing Transaction.

(b)	In this clause 12, “Competing Transaction” means a transaction which, if completed, would mean a person (other than ADIC or a related body corporate) would:

(i)	directly or indirectly obtain a relevant interest in, acquire or become the holder (whether by share purchase, scheme, capital reconstruction, purchase of assets, tender offer or otherwise) of, or otherwise have a direct or indirect economic interest in:

(A)	all or a substantial part of the business or property of Rocksoft or a related body corporate;

(B)	all or a significant element of Rocksoft’s intellectual property, or be licensed to use all or a significant element of Rocksoft’s intellectual property;

(C)	any substantial part of Rocksoft’s share capital (it being acknowledged that 10 per cent of Rocksoft’s issued share capital would constitute a substantial part of its share capital);

(ii)	acquire control (as determined in accordance with section 50AA of the Corporations Act) of Rocksoft; or

(iii)	otherwise acquire or merge with Rocksoft (whether by way of joint venture, dual listed company structure or otherwise),

provided that nothing in the foregoing prevents either party continuing to make normal presentations to potential customers, brokers, portfolio investors and analysts in the ordinary course.

12.3	No Talk

Subject to clause 12.6, during the No-Shop Period, Rocksoft must ensure that neither it nor any of its employees, officers and advisers (and, to the extent it is reasonably able to influence them, its associates (as defined in the Corporations Act)) negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Transaction, even if:

(a)	that person’s Competing Transaction was not directly or indirectly solicited, initiated, or encouraged by Rocksoft or any of its employees, officers, advisers or associates; or

(b)	that person has publicly announced their Competing Transaction.

12.4	Notification of approaches

During the No-Shop Period, Rocksoft must notify ADIC immediately if it becomes aware of any negotiations or discussions, or of any approach or attempt to initiate any negotiations or discussions, or of any intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any expression of interest, offer or proposal of a kind referred to in clause 12.3 or 12.4

12.5	No Due Diligence

Without limiting the generality of clause 12.2, during the No-Shop Period, Rocksoft must not without the prior written consent of ADIC:

(a)	solicit, initiate or permit any party other than ADIC to undertake due diligence investigations on Rocksoft or its business where to do so would involve a breach of clause 12.2, or

(b)	make available to any other person or permit any other person to receive any non-public information relating to Rocksoft or its business,

provided that nothing in the foregoing prevents Rocksoft providing information to ASIC, or Rocksoft’s auditors and professional advisers acting in that capacity, in the ordinary course.

12.6	Response to superior proposal

Clauses 12.3, 12.4, 12.5 and 12.7 do not apply to the extent that they restrict Rocksoft or the Rocksoft board from taking or refusing to take any action with respect to a bona fide competing proposal (which was not encouraged, solicited or facilitated by Rocksoft in breach of clause 12.2 provided that the Rocksoft board has determined in good faith and acting reasonably:

(a)	after consultation with its financial advisors, that the bona fide competing proposal was a superior proposal (taking into account the likelihood of the transaction being consummated and concluding that if consummated the transaction would offer a better financial outcome for Members and Option Holders than the Arrangement); and

(b)	after receiving written advice from Senior Counsel, that failing to respond to such bona fide competing proposal would constitute a breach of the directors’ fiduciary or statutory obligations.

12.7	Notification

Subject to clause 12.6, if, in accordance with clause 12.6, Rocksoft does respond to a bona fide competing proposal, it must immediately notify ADIC in writing of that fact, the person with whom negotiations are entered into and the details of the competing proposal made by that person and must keep ADIC updated as to the status of discussions with respect to such competing proposal provided that such notification would not involve any breach of the fiduciary duties of the Rocksoft directors or would otherwise be unlawful.

13.	TERMINATION

13.1	Termination by Rocksoft or ADIC

Either Rocksoft or ADIC may terminate this agreement with immediate effect by notice to the other if:

(a)	a Condition has not been, or becomes incapable of being, satisfied by the Cut-Off Date and the parties are unable to reach agreement under clause 3.4 within 15 Business Days following the date on which the Condition was not, or became incapable of being, satisfied, unless the Condition is waived;

(b)	a court of competent jurisdiction or other Governmental Agency has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Arrangement; or

(c)	at duly convened meetings the Members and Option Holders do not approve the Schemes by the majorities required under the Corporations Act.

13.2	Termination by Agreement

This agreement may be terminated with immediate effect if the Cut-Off Date has passed and the Scheme has not become effective by that date.

13.3	Termination by Rocksoft

Rocksoft may terminate this agreement with immediate effect by notice to ADIC if:

(a)	ADIC breaches any of its material obligations under clause 6 and does not rectify that breach within 7 days after it is given notice by Rocksoft requiring rectification of that breach; or

(b)	any of the representations or warranties provided by ADIC under this agreement are untrue or incorrect in any material particular.

13.4	Termination by ADIC

ADIC may terminate this agreement with immediate effect by notice to Rocksoft if:

(a)	Rocksoft breaches any of its material obligations under clause 5 and does not rectify that breach within 7 days after it is given notice by ADIC requiring rectification of that breach;

(b)	any of the representations or warranties provided by Rocksoft or Johnson and Williams under this agreement are untrue or incorrect in any material particular;

(c)	between the Agreement Date and 6.00pm on the day prior to the hearing of the Court to approve the Scheme a Material Event or Material Adverse Change occurs in respect of Rocksoft;

(d)	if any of the Rocksoft directors withdraws his recommendation of the Arrangement; or

(e)	if any of the Rocksoft directors recommends a Competing Transaction.

13.5	Effect of termination

Other than the obligations under clauses 14 and 18.4, which survive termination of this agreement, each party is released from its obligations under this agreement in the event that this agreement is terminated under clause 13.1, clause 13.2 , clause 13.3 or clause 13.4.

14.	LICENCE

14.1	Patent, Binary Code and Source Code Licence

(a)	In consideration for ADIC agreeing to enter into this agreement, Rocksoft hereby grants ADIC an option (the “Licence Option”) to enter into a licence on the terms and subject to the conditions set out below. Rocksoft acknowledges that ADIC would not have entered into this agreement or agreed to propose the Arrangement without the grant of the Licence Option included in this clause 14.1. Notwithstanding anything to the contrary, this clause 14.1 shall survive termination of this agreement.

(b)	ADIC may only exercise the Licence Option by giving notice in writing to Rocksoft within 5 Business Days following the close of a Competing Transaction, provided that at the time of exercise of the Licence Option, ADIC is not in material breach of this agreement.

(c)	On the fifth Business Day following receipt of the written notification from ADIC under paragraph (b), Rocksoft will grant ADIC a non-exclusive, perpetual, worldwide patent, binary code and source code licence for on substantially the same terms and conditions as set out in Appendix C1 (the “Patent and Source Code License”).

(d)	On the completion date specified in paragraph (c):

(i)	Rocksoft shall deliver to ADIC a duly executed counterpart of the Patent and Source Code Licence; and

(ii)	ADIC shall pay to such bank account as Rocksoft nominates the licence fee of USD 20 million.

Each of the obligations in this paragraph (d) are interdependent. Subject to ADIC (or its nominee) complying with sub-paragraph (d)(ii), Rocksoft grants to ADIC a power of attorney to exercise all documents and take any actions on Rocksoft’s behalf which are necessary or convenient to give effect to the Patent and Source Code Licence.

(e)	Rocksoft acknowledges that monetary damages alone would not be adequate compensation to ADIC for breach by Rocksoft of this clause 14 and that ADIC is entitled to seek an injunction from a court of competent jurisdiction if:

(iii)	Rocksoft fails to comply or threatens to fail to comply with this clause 14; or

(iv)	ADIC has reason to believe Rocksoft will not comply with this clause 14.

15.	FINANCE FACILITY

(a)	Subject to the terms of this clause 15 within 3 Business Days following the Agreement Date, ADIC will advance funds to Rocksoft for the purposes of providing Rocksoft with working capital (the “Facility”).

(b)	The facility amount will be USD 5,000,000 (“Facility Amount”) and will be evidenced by a note, in the form attached hereto as Appendix C2, that is duly executed and delivered by Rocksoft to ADIC no later than the 6.00pm on the date immediately preceding the date on which the funds transfer of the Facility Amount is made to Rocksoft.

16.	POST-SCHEME RETENTION POOL

(a)	Following the Effective Date ADIC will establish a retention pool valued at USD 2,000,000 being funds required for the retention pool for the Key Staff (the “Retention Pool”).

(b)	The Retention Pool will consist of substantially the same terms and conditions as set out in Appendix D.

17.	ANNOUNCEMENTS

No public announcement in connection with this agreement, the Arrangement, the Schemes or the Scheme Documentation will be made other than in a form and at a time approved by the parties (which approval is not to be unreasonably withheld). Notwithstanding the foregoing, a party may make such disclosure to the extent necessary to comply with applicable law (including securities laws). A party required by law to make a public announcement without the other party’s approval shall inform the other party of its disclosure obligation as soon as possible and provide the other party a reasonable opportunity to take appropriate action to oppose or limit such requirement or to coordinate its own public announcement.

18.	MISCELLANEOUS

18.1	Further assurances

The parties agree to execute all documents and do all acts, matters and things for the full and effectual performance of this agreement and implementation of the Scheme.

18.2	Applicable law

(a)	This agreement must be governed and construed in accordance with the laws applicable in South Australia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of the courts of South Australia.

18.3	Variation

This agreement may be varied:

(a)	by instrument in writing signed by the parties; or

(b)	as results from a modification of the Schemes consented to by the parties as contemplated in clause 9.

18.4	Costs

Each party must bear and is responsible for its own costs in connection with the negotiation, preparation and execution of this document and the implementation of this agreement and the Arrangement save that ADIC shall pay:

(a)	on the Implementation Date USD 1,950,000 to SVB Alliant, Rocksoft’s financial advisor as full settlement of commission due to SVB Alliant;

(b)	on the Implementation Date USD 812,500 to Mr Todd Viegut, Rocksoft Senior Vice President and Chief Operating Officer as full settlement of sales commission due to Mr Viegut; and

(c)	all stamp duty in respect of this Agreement, the Scheme or any action taken under this Agreement or the Scheme.

18.5	Execution in Counterparts

This document may be effectively executed by each party executing a counterpart of this document which has not been executed by the other party.

19.	NOTICES

19.1	How to give notices

(a)	A notice or other communication in connection with this agreement or the Schemes given by one party to the other must be:

(i)	in writing in English;

(ii)	given to the recipient either by hand delivery, pre-paid registered airmail, facsimile transmission or email.

(b)	The address and facsimile number of each party is:

Rocksoft Limited
Ross Neil Williams
Neil James Johnson c/- Kelly & Co Lawyers
Level 17, 91 King William Street
ADELAIDE SA 5000

Facsimile: +61 8 8205 0805
Attention: Mr Andrew Corletto

Advanced Digital Information Corp.

Street Address:	11431 Willows Road NE
Redmond, WA 98052

Mailing Address:	P.O. Box 97057
Redmond, WA 98073-9757

Facsimile: 1-425-895-3370
Attention: Mr Yukio Morikubo

Copies to:

Allen Arthur Robinson
Level 17 Chifley Tower
2 Chifley Square Sydney NSW 2000

Facsimile: + 61 2 9230 5333
Attention: Mr Andrew Clarke

19.2	Change of details

Each party may at any time change any of the details set out above by not less than 5 Business Days notice to the other party.

19.3	Proof of notices

(a)	Proof of delivery at the address of the addressee is proof of receipt of delivery by hand under this agreement, but if a hand delivery is not made on a Business Day or not made before 4.00pm, then it is proof of receipt at 10.00am on the next Business Day after such hand delivery.

(b)	Notice by pre-paid registered airmail in accordance with this clause shall be deemed to be delivered on the fifth Business Day after posting.

(c)	Proof of transmission by facsimile of a notice in accordance with this clause is proof of receipt on the date of transmission, but if a transmission is not made on a Business Day or not made before 4.00pm, then it is proof of receipt at 10.00am on the next Business Day after transmission.

(d)	Proof of transmission by email of a notice in accordance with this clause is proof of receipt on the date of transmission if the recipient subsequently acknowledges receipt in writing (including by email) other than by an automated response, but if a transmission is not made on a Business Day or not made before 4.00pm, then it is proof of receipt at 10.00am on the next Business Day after transmission.

EXECUTED as an agreement

EXECUTED by ROCKSOFT LIMITED
in accordance with section 127(1) of the Corporations Act by:

Signature

Print Name

Director / Secretary	Print Position	Director / Secretary

EXECUTED by ADVANCED DIGITAL INFORMATION CORP in accordance with its constitution by:

Signature

Print Name

Print Position

Signed by NEIL JAMES JOHNSON in the presence of	)
)

__________________________________
Witness

__________________________________
Full Name of Witness

Signed by ROSS NEIL WILLIAMS in the presence of	)
)

__________________________________
Witness

__________________________________
Full Name of Witness

Schedule 1 – Conditions

No.	Condition	Waiver

1.	Pursuant to section 411(1) of the Corporations Act, the Court orders meetings to be convened in connection with the Schemes and approves the Scheme Documentation.	Cannot be waived

2.	The Scheme is approved by the Members at the Scheme Meetings as required by section 411(4) of the Corporations Act.	Cannot be waived

3.	Before 6.00pm on the day prior to the hearing of the Court to approve the Schemes, all other approvals of a Governmental Agency which ADIC and Rocksoft consider are necessary to implement the Arrangement are obtained.	Can only be waived by both ADIC and Rocksoft

4.	The Court approves the Scheme pursuant to section 411(4) of the Corporations Act with or without modification and, if the Scheme is approved with modification, the amendments are reasonably acceptable to both parties.	Cannot be waived

5.	Williams and such other key staff as Rocksoft and ADIC shall agree in writing on or about the Agreement Date entering into non-compete / non-solicitation agreements with ADIC no later than 6.00pm on the day prior to the hearing of the Court to approve the Scheme which provide that those employees will not compete with Rocksoft nor solicit employees of Rocksoft in Australia or the USA for a period of 5 years from the Implementation Date.	Can only be waived by ADIC

6.	None of the Material Events and No Material Adverse Change having occurred or becoming known to ADIC between the Agreement Date and 6.00pm on the day prior to the hearing of the Court to approve the Schemes	Can only be waived by ADIC

7.	The Rocksoft covenants set out in clause 5.5 of this Agreement having been complied with by Rocksoft between the Agreement Date and 6.00pm on the day prior to the hearing of the Court to approve the Schemes	Can only be waived by ADIC

8.	The representations and warranties of Rocksoft and Williams and Johnson contained in this Agreement being true and correct as of the Agreement Date and as of 6.00pm on the day prior to the hearing of the Court to approve the Schemes	Can only be waived by ADIC

9.	The representations and warranties of ADIC set out in this Agreement being true and correct as of the Agreement Date and as of 6.00pm on the day prior to the hearing of the Court to approve the Schemes	Can only be waived by Rocksoft

Schedule 2 – Timetable

Date	Step
Monday 13 March 2006	• Board meetings (Rocksoft and ADIC) to approve execution of Implementation Agreement • Sign Implementation Agreement and announce transaction

Wednesday 12 April 2006	First draft Rocksoft Scheme Documentation finalised

Wednesday 26 April 2006	Final draft Rocksoft Scheme Documentation provided to Boards of ADIC and Rocksoft

Tuesday 9 May 2006	Board meeting to approve Scheme Documentation

Wednesday 10 May 2006	• Scheme Documentation finalised and lodged with ASIC • File summons for Court hearing to convene the Rocksoft Scheme Meetings

Friday 26 May 2006 Monday 29 May 2006	• Court hearing to convene Scheme Meetings - Application Date • Lodge Scheme Documentation with ASIC for registration

Friday 2 June 2006	Dispatch Scheme Documentation to Rocksoft Members and Option Holders

Monday 3 July 2006	Scheme Meetings - Scheme Meetings Date

Monday 10 July 2006 Wednesday 13 July 2006 Wednesday 13 July 2006	• Second Court hearing to approve Schemes • Lodge Scheme Orders with ASIC • Effective Date – Merger is legally effective

Thursday 20 July 2006	Implementation Date

Schedule 3 – Warranties

1.	Definitions and interpretation

1.1	Definitions

For the purposes of this Schedule 3, the following terms shall have the following meanings unless the context requires otherwise. Terms defined in the body of the agreement have the same meaning in this Schedule 3.

“Accounting Standards” means:

(a)	the accounting standards required under the Corporations Act;

(b)	if no accounting standard applies under the Corporations Act in relation to an accounting practice, the standards acceptable to the Australian Accounting Standards Board, including:

(i)	the Statements of Accounting Concepts;

(ii)	the Australian Accounting Standards;

(iii)	Urgent issues Group Consensus Views; and

(iv)	Accounting Interpretations;

“Accounts” means:

(a)	the consolidated balance sheet of the Rocksoft Group as at the Accounts Date; and

(b)	the consolidated profit and loss statement of the Rocksoft Group for the financial year ended on the Accounts Date ; and

(c)	the consolidated cashflow statement of the Rocksoft Group for the financial year ended on the Accounts Date,

as provided to ADIC by Rocksoft as part of the due diligence material;

“Accounts Date” means 31 December 2005;

“Authorisation” includes:

(a)	any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Governmental Agency; and

(b)	in relation to anything which a Governmental Agency may prohibit or restrict with a specified period, the expiry of that period without intervention or action or notice of intended intervention or action;

“Business” means the business of designing and marketing software for data streamlining to support information lifecycle management infrastructures;

“Business Records” means all books of account, accounts, records and data of whatever kind and all other documents relating to the Rocksoft Group;

“Claim” means any claim or cause of action including but not limited to:

(a)	in contract;

(b)	in tort; or

(c)	under statute (including but not limited to Part V or Part VI of the Trade Practices Act or the corresponding provision of any state or territory enactment);

“Contracts” means all contracts, leases, deed, agreements, undertakings (whether written or unwritten) used in, or entered into in connection with, the operation of the Business, including all unfulfilled or partially filled purchase or customer orders, commitments or other agreements;

“Disclosure Material” means the material agreed in writing by the parties to be “Disclosure Material” prior to the Agreement Date;

“Encumbrance” means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, contractual right of set-off or any other security arrangement or agreement in favour of any person;

“Environmental Law” means a provision of law, or a law, which provision or law relates to any aspect of the Environment, safety, health or the use of substances or activities which may harm the Environment or be hazardous or otherwise harmful to health;

“GST” means the goods and services tax as imposed by the GST Law;

“Liabilities” means Claims, Losses, liabilities, costs or expenses of any kind and however arising, including penalties, fines and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable;

“Property Leases” means the leasehold interests in property specified in the Disclosure Material;

“Rocksoft Group” means Rocksoft and its subsidiaries;

“Tax” means any tax, duty, GST, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Governmental Agency and includes, but is not limited to any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above;

“Taxation Authority” means any person or agency authorised by law to impose, collect or otherwise administer any Tax or duty;

“Third Party Claim” means a claim, demand, action or proceeding made or instituted by a third party in respect of which ADIC may be entitled to make a Claim against Rocksoft and

“Warranties” means the warranties contained in clause 3 of this Schedule 3.

1.2	Interpretation

Any statement made by Rocksoft on the basis of its knowledge or awareness is made on the basis that Rocksoft has, in order to establish that the statement is true and not misleading in any respect:

(a)	made all reasonable enquiries of the officers, employees and other persons who could reasonably be expected to have information relevant to the matters to which the statement relates; and

(b)	where those enquiries would have prompted a reasonable person to make further enquiries, made those further enquiries,

and that, as a result of those further enquiries, Rocksoft has no reason to doubt that the statement is true and not misleading in any respect.

2.	Warranty Regime

2.1	Giving of Warranties

(a)	Subject to the limitations in this Schedule 3, Rocksoft represents and warrant as set out in this Schedule 3 both as at the Agreement Date and as at 6.00pm on the day prior to the hearing of the Court to approve the Schemes.

(b)	Rocksoft indemnifies ADIC in respect of any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment which the ADIC pays, suffers, incurs or is liable for, by reason of any matter or thing in respect of any of the Warranties being false, inaccurate or misleading when made.

(c)	Rocksoft have no liability for a Claim for a breach of any Warranty unless the amount of the Claim in respect of that breach is $100,000 or more.

(d)	Rocksoft will have no liability for breach of any Warranty, unless ADIC has given written notice of the Claim to Rocksoft on or before the second anniversary of the Implementation Date.

(e)	The liability of Rocksoft in respect of any Claim for breach of any Warranty is reduced or extinguished (as the case may be) to the extent that:

(i)	the Claim is as a result of or in respect of, or where the Claim arises from, any increase in the rate of Tax liable to be paid or any imposition of Tax not in effect at the date of this agreement; or

(ii)	the Claim occurs or is increased as a result of legislation not in force or in effect at the date of this agreement or as a result of a change after the date of this agreement in any law or interpretation of law.]

(f)	The maximum aggregate liability of Rocksoft (including legal costs and expenses incurred in defending a Claim from a third party), as a result of Claims for breach of the Warranties is limited to an amount equal to the Scheme Consideration.

2.2	Third Party Claims

(a)	Within 5 Business Days after receipt by ADIC of any Third Party Claim, ADIC must give written notice to Rocksoft setting out details of the Third Party Claim.

(b)	Within 10 Business Days after receipt of a notice from ADIC under paragraph (a) of a Third Party Claim, Rocksoft must notify ADIC in writing whether or not Rocksoft wishes to defend the Third Party Claim.

(c)	If Rocksoft notifies ADIC that Rocksoft wishes to defend the Third Party Claim:

(i)	Rocksoft will be entitled to contest and defend the Third Party Claim and may require the ADIC to take such action as Rocksoft may reasonably direct with respect to the Third Party Claim including, without limitation, providing witnesses and documentary or other evidence and allowing Rocksoft and its legal advisers to inspect and take copies of all relevant books, records, files and documents; and

(ii)	ADIC must not accept, compromise or pay the Third Party Claim, or agree to arbitrate, compromise or settle any legal proceedings which may lead to liability on the part of ADIC under the Third Party Claim, without the prior written consent of Rocksoft, which consent must not be unreasonably withheld, provided that Rocksoft must:

(iii)	produce evidence satisfactory to ADIC that it has a reasonable basis for concluding that the proposed defence of the Third Party Claim will be successful;

(iv)	diligently contest and defend the Third Party Claim and not concede, settle or compromise the Third Party Claim without the consent of ADIC (which will not be unreasonably withheld);

(v)	deliver to ADIC such indemnities or other security as the ADIC may reasonably require; and

(vi)	consult with ADIC and take into account ADIC’s comments and requests in relation to the Third Party Claim, particularly if ADIC notifies

Rocksoft that the Third Party Claim might adversely affect the goodwill, reputation, affairs or operation of ADIC or Rocksoft.

(d)	Rocksoft’s liability to ADIC for any Claim arising from a Third Party Claim in respect of which ADIC does not materially comply with this clause 2.2 shall be reduced to the extent that the material non-compliance adversely affects Rocksoft’s liability in respect of the Third Party Claim.

(e)	If Rocksoft:

(i)	does not notify ADIC within the period referred to in clause 2.2(b) that Rocksoft wishes to defend the Third Party Claim; or

(ii)	notifies ADIC within the period referred to in 2.2(b) that Rocksoft does not wish to defend the Third Party Claim, ADIC will be entitled to contest and defend the Third Party Claim in the manner ADIC deems appropriate, acting reasonably.

2.3	Right to reimbursement

ADIC must reimburse to Rocksoft:

(a)	an amount equal to:

(i)	any sum paid by Rocksoft in respect of any Claim which is subsequently recovered by or paid to ADIC by any third party (including, but not limited to, any insurer); less

(ii)	ADIC’s reasonable costs of recovering the sum referred to in paragraph (a)(i); less

(iii)	the amount of any Tax payable by the ADIC on the sum referred to in paragraph (a)(i); and

(b)	any sum paid by Rocksoft in respect of any Claim for which ADIC subsequently obtains any tax benefit or deduction.

2.4	Reduction of Scheme Consideration

Any payment made by Rocksoft to ADIC in respect of a Claim will be in reduction of the Scheme Consideration paid by ADIC to Rocksoft.

3.	Warranties

3.1	Information

(a)	The information concerning Rocksoft provided to ADIC and contained in the Scheme Documentation, as at the date the Scheme Documentation is dispatched to Scheme Members, will not contain any material statement which is false or misleading including because of any material omission from that statement.

(b)	The Disclosure Material was prepared in good faith and with reasonable care for the purposes of informing ADIC about the Shares and about Rocksoft and its subsidiaries and in so doing Rocksoft has not deliberately or recklessly:

(i)	omitted anything material; or

(ii)	included anything materially misleading.

3.2	Shares and Options

(a)	The total issued capital of Rocksoft as at the date of this agreement is:

(i)	57,055, 549 Shares;

(ii)	61,077,152 Ordinary Options;

(iii)	766,666 ESOP Options;

(iv)	925,000 Director Incentive Options; and

no representation has been made by Rocksoft to any person that any issue of further securities of the type referred to in this clause may occur and no person is entitled to require such an issue;

(b)	The Shares have been validly allotted and are fully paid and no moneys are owing in respect of them.

(c)	The Shares have not been issued in violation of any pre-emptive or similar rights of any member or former member of Rocksoft or of the terms of any agreement by which Rocksoft or Rocksoft is bound.

(d)	There is no restriction on the sale or transfer of the Shares to ADIC except for the requirement to present the relevant share certificates and for the consent of the directors of Rocksoft to, and the requirement to pay any applicable stamp duty on the transfer before, the registration of the transfers of the Shares.

(e)	The Rocksoft Options have been granted in accordance with Rocksoft’s share option schemes and comprise all the options granted or issued by Rocksoft and which have not been converted.

(f)	Rocksoft has not issued or agreed to issue any warrants, options or other rights to purchase or acquire any shares in Rocksoft (other than the Rocksoft Options).

(g)	The affairs of Rocksoft and each subsidiary have been conducted in accordance with the relevant entity’s constitution.

3.3	Rocksoft and its subsidiaries

(a)	Each subsidiary of Rocksoft is duly incorporated and validly exists under the law of its place of incorporation.

(b)	Each Rocksoft subsidiary is a wholly-owned subsidiary (within the meaning of section 9 of the Corporations Act) of Rocksoft.

(c)	Rocksoft and each subsidiary has full corporate power and authority to own its assets and business and to carry on its business as now conducted.

(d)	Neither Rocksoft nor any subsidiary is:

(i)	the holder or beneficial owner of any shares or other capital in any body corporate (wherever incorporated) (other than shares in the subsidiaries held by Rocksoft);

(ii)	a member of any partnership, joint venture or other unincorporated association (other than a recognised trade association); or

(iii)	the responsible entity, manager, trustee, representative or custodian of any trust or managed investment scheme (within the meaning of the Corporations Act).

3.4	Financial Position and Conduct of Business

(a)	The Accounts:

(i)	were prepared in accordance with the requirements of the Accounting Standards applied on a consistent basis;

(ii)	show a true and fair view of:

(A)	the financial position, the assets and liabilities of the Rocksoft Group as at the date of the Accounts; and

(B)	the income, expenses and results of the operations of the Rocksoft Group for the financial period ended on the date of the Accounts;

(iii)	are not affected by any unusual or non-recurring item;

(iv)	include all reserves and provisions necessary to cover all liabilities for long service leave and annual leave entitlements in respect of the Rocksoft Group;

(v)	include reserves and provisions for taxation that are sufficient to cover all Tax liabilities of the Rocksoft Group in respect of all periods up to the Accounts Date; and

(vi)	contain provisions adequate to cover, or full particulars in notes of, all other liabilities (whether quantified, contingent or otherwise) in respect of the Rocksoft Group as at the Accounts Date.

3.5	Debtors

Each receivable (including those due from trade debtors) shown as an asset of any Member of the Rocksoft Group in the Accounts is genuine and has been validly created.

3.6	Liabilities

No Member of the Rocksoft Group has any Liabilities, actual or contingent, other than Liabilities:

(a)	which are disclosed in the Accounts; or

(b)	which were incurred by Rocksoft since the Accounts Date in the ordinary course of business or as disclosed in writing to ADIC.

3.7	Position since the Accounts Date

Since the Accounts Date each Member of the Rocksoft Group has carried on its business in the ordinary and usual course and none of the following has occurred:

(a)	No Member of the Rocksoft Group has borrowed or raised any money or taken any financial facility other than as disclosed in the Accounts or in accordance with existing overdraft facilities from its bankers.

(b)	No share or loan capital, security or other right convertible into shares or loan capital has been issued by any Member of the Rocksoft Group other than to another Member of the Rocksoft Group other than as is reflected in the shares and options on issue as set out in warranty 3.2(a).

(c)	No Member of the Rocksoft Group defaulted in paying any creditor on the date due for payment.

(d)	No Member of the Rocksoft Group declared, paid or made any dividend or other distribution.

(e)	there has been no material adverse change in the business, the assets, financial condition, operating results, earnings or financial performance of the Rocksoft Group;

3.8	Assets

(a)	There are no Encumbrances over the assets of any Member of the Rocksoft Group.

(b)	The assets of Rocksoft and its subsidiaries are in good repair, satisfactory working condition and will be maintained in such condition until the Effective Date, fair wear and tear accepted.

3.9	Employees

(a)	As of the Agreement Date:

(i)	Rocksoft employed 14 full time and 1 part time employees; and

(ii)	engaged 4 full time and 5 part time contractors,

and generally enjoys good employer – employee relations.

(b)	The Disclosure Material contains a complete list of the Key Employees employed by Rocksoft in the Business and an accurate statement of their employment entitlements and benefits (including incentive arrangements) and periods of service as at the Agreement Date.

(c)	The Rocksoft Group has complied in all material respects with all contractual, statutory, legal and fiscal obligations of and in relation to the employment of its employees and the engagement of consultants and contractors who provide services to the Rocksoft Group including all collective agreements and awards.

(d)	No amount due to or in respect of any director or employee and, so far as Rocksoft are aware, no amount due in respect of any former director or former employee of the Rocksoft Group, is in arrears and unpaid other than such person’s current salary for the relevant period at the date of this agreement and amounts provided for in the Accounts in respect of leave entitlements.

(e)	As at the date of this agreement, the Rocksoft Group is not involved in any industrial or trade dispute or any dispute regarding any claim with any of the Employees, consultants or contractors to the Business or with any trade union.

(f)	Rocksoft has disclosed to ADIC all of the terms and rules to the Rocksoft Options and Shares issued under any employee incentive plan or other employee incentive arrangements and any commitment to, or understanding with, any employee in relation to the issue or grant of securities or rights convertible into securities in the future.

(g)	All employees and contractors of Rocksoft (past or present) who have developed or are involved in any respect in the development of IP Assets have entered into agreements assigning any and all Intellectual Property Rights that they have in those IP Assets to Rocksoft.

3.10 Superannuation

(a)	The Superannuation Fund described in the Disclosure Material is the only superannuation scheme or other pension arrangement:

(i)	in operation in relation to Rocksoft employees; and

(ii)	to which the Rocksoft Group contributes or is required to contribute in respect of its employees.

(b)	The Rocksoft Group has made all payments which are due and payable in respect of occupational superannuation required under any contract or award in respect of each employee, consultant and contractor engaged in the Business.

(c)	To the best of Rocksoft’s knowledge, no employee who is a member of the fund has any right or entitlement to have any benefit under the fund augmented, increased or accelerated by reason of this agreement.

3.11 Property

(a)	No Member of the Rocksoft Group has any freehold interest in land.

(b)	The property leases described in the Disclosure Materials constitute the only Property Leases to which Rocksoft is a party.

(c)	As at the date of this agreement, each member of the Rocksoft Group has made all payments, undertaken all repairs, maintenance and alterations required by and has otherwise performed and complied with, the material terms of the Property Leases.

(d)	The Property Leases are in full force and effect and the relevant member of the Rocksoft Group holds a valid and existing leasehold interest under the Property Leases.

3.12 Environment

(a)	To the knowledge of Rocksoft, as at the date of this agreement and except as required by the ordinary course of business of the Business, there is:

(i)	no contaminant present in the Properties; and.

(ii)	nothing which may become or give rise to such a contaminant in the future.

(b)	To the knowledge of Rocksoft, the conduct of the Business (including the use of the Property Leases, business assets and plant and equipment) does not breach any Environmental Law.

3.13 Records and Corporate Matter

All proper and necessary Business Records:

(a)	have been maintained by each Member of the Rocksoft Group;

(b)	are in the possession or under the custody or control of each Member of the Rocksoft Group; and

(c)	contain information accurate in all material respects on all matters required to be dealt with in accordance with Australian law and generally accepted accounting principles.

3.14 Contracts

(a)	All material Contracts have been identified to ADIC and to the best of Rocksoft’s knowledge and belief:

(i)	no Member of the Rocksoft Group has done or permitted to be done anything that would be likely to cause any of these Contracts to be terminated; and

(ii)	there has been no failure by any Member of the Rocksoft Group to comply with a material obligation under a Contract that would have a material adverse effect on the Rocksoft or a subsidiary.

(b)	No party to any Contract is entitled or likely:

(i)	to terminate the Contract or accelerate the maturity or performance of any obligation;

(ii)	to require the adoption of terms less favourable to Rocksoft; or

(iii)	to do anything which would adversely affect the interests, business or assets of any Member of the Rocksoft Group,

by reason of any change in the legal or beneficial ownership of all or any of the Shares or the performance of this Agreement including the effect of the change in the ultimate ownership or control of any subsidiary.

3.15 Intellectual Property and Database Warranties

(a)	Complete and accurate details of all registered and material unregistered Intellectual Property Rights used by the Rocksoft Group which are either

(i)	owned by the Rocksoft Group; or

(ii)	licensed to a member of the Rocksoft Group

are set out in the Disclosure Material. All licence agreements are valid and enforceable and any change in the legal or beneficial ownership of any or all of the Shares (including the change in the ultimate ownership or control of any Rocksoft subsidiary), or the performance of this agreement, will not give rise to a right for the other party to terminate or an obligation on ADIC to make additional payments or incur additional costs after Implementation of the Arrangement.

(b)	A member of the Rocksoft Group is the sole legal and beneficial owner of all Intellectual Property Rights referred to in part (a) of warranty 3.15 above, free and clear of any restrictions, liens, charges, encumbrances and other rights.

(c)	All renewal, application and other fees and steps required for the maintenance, prosecution, enforcement and use of the IP Assets have been paid or taken.

(d)	The IP Assets are valid, subsisting and enforceable and no third party has any right to use or any other interest in any of the IP Assets save for end user licences in respect of Rocksoft’s Veracity software.

(e)	Except as disclosed in the Disclosure Material:

(i)	no member of the Rocksoft Group uses any Intellectual Property Rights owned by a third party; and

(ii)	each licence granted to any member of the Rocksoft Group is accompanied by the right to prevent (or direct the licensor to prevent) unauthorised use of the relevant Intellectual Property Rights.

(f)	Each of the IP Assets and each Contract under which a member of the Rocksoft Group is entitled to use Intellectual Property Rights which are capable of registration by the relevant member of the Rocksoft Group has been registered. Each such registration is in full force and effect, and no person has sought or threatened to challenge any such registration. The members of the Rocksoft Group have used all Intellectual Property Rights in a manner sufficient to maintain any such registrations and the rights of the members of the Rocksoft Group. So far as Rocksoft are aware, there is no fact, matter or circumstance which would, or would be likely to:

(iii)	render void or voidable any registration in respect of IP Assets or lead to the removal of any such registration from the relevant intellectual property register; or

(iv)	lead to the refusal for registration of any pending application comprised in IP Assets.

(g)	The Rocksoft Group has taken all steps necessary or desirable in order to protect, defend, enforce or maintain its rights in any subject matter developed for or on behalf of any member of the Rocksoft Group or licensed to any member of the Rocksoft Group which is protectable by Intellectual Property Rights.

(h)	To the best of Rocksoft’s knowledge and belief, the activities of the Rocksoft Group (and use of the IP Assets) do not currently and have not at any time infringed the rights of any third party, contravened any law, or given rise to any obligation to pay compensation or royalties to any third party and Rocksoft are not aware that any such Claim or payment is threatened or likely.

(i)	None of the IP Assets are currently or have been the subject of any actual orthreatened dispute, challenge, litigation, opposition or administrative proceedings and Rocksoft are not aware that any such Claim is threatened or likely.

(j)	There is no event, circumstance or dispute (whether actual, threatened or probable) which could affect the full and quiet enjoyment by the Rocksoft Group of the IP Assets after the implementation of the Arrangement.

(k)	After implementation of the Arrangement, members of the Rocksoft Group will own or have a valid licence to use all Intellectual Property Rights used in and/or necessary to carry on the Business in the manner carried on at the Effective Date and to fulfil any currently existing plans or proposals.

(l)	The conduct of the Business after the Implementation Date in the same manner as the Business was conducted prior to the Implementation Date will not require ADIC or Rocksoft to identify any author of any work, or infringe or contravene any moral rights or similar personal rights of any person.

(m)	After Completion Rocksoft will not at any time directly or indirectly challenge, contest or deny or assist any other person to challenge, contest or deny the validity of, or Rocksoft rights to the Intellectual Property Rights, domain names or business names.

3.16	Litigation

Neither Rocksoft nor any of its subsidiaries (other than as disclosed):

(a)	is a party to any prosecution, litigation (other than proceedings to give effect to the Scheme), arbitration proceedings or any other form of mediation or dispute resolution;

(b)	has received a formal notice from a government agency alleging or advising that it is investigating a breach of an applicable law other than a breach in a minor respect; or

(c)	has been otherwise served with originating process or other documents in relation to any matter of a type described in paragraph (i) above.

3.17	Insurance

The insurance cover relating to the Rocksoft Group disclosed to ADIC is current and in force and to the best of the knowledge of Rocksoft, no fact or circumstance exists that would render any such insurance void or unenforceable in any material respect.

3.18	Laws and Authorisations

(a)	Each member of the Rocksoft Group has complied with all laws binding on it or affecting the Business where non-compliance would or might impose an Encumbrance or other material liability, restriction or disability on its assets or the owner or occupier of those assets.

(b)	Each member of the Rocksoft Group has all necessary Authorisations required to conduct the Business and complies in all material respects with the terms of those Authorisations, and such Authorisations are fully paid up and in full force and effect.

(c)	To the knowledge of Rocksoft, no Authorisation which is required to conduct the Business is liable to be revoked, or is liable to expire and not be renewed, and no such Authorisation is subject to any conditions other than conditions apparent on the face of the document or imposed by statute.

(d)	As at the date of this agreement, no member of the Rocksoft Group nor any vendor has been notified by the relevant Governmental Agency of any alleged breach of any Authorisation held by a member of the Rocksoft Group.

3.19	Taxation

(a)	All income tax payable by Rocksoft or any subsidiary]in respect of any financial yera ending before the Effective Date has been duly paid.

(b)	All Tax payable by Rocksoft or any subsidiary in respect of income, profits or gains derived, or transactions occurring, in that part of a financial year within which the Arrangement is effected which ends at the Effective Date, has been duly paid.

(c)	All Tax returns and like documents required to be filed or lodged by Rocksoft or any subsidiary with Taxation Authorities before the Effective Date have been or will be duly filed or lodged before the Effective Date.

(d)	Rocksoft is not aware of any tax audit of the Rocksoft or any subsidiary being conducted by a Taxation Authority as at the Agreement Date.

(e)	Rocksoft is not aware of any Tax litigation between Rocksoft or any subsidiary and any Taxation Authority which is unresolved as at the Agreement Date.

Appendix A - Scheme of Arrangement

Appendix B – Deed Poll

Appendix C1 – Patent and Source Code Licence

LICENSE AGREEMENT

Patent and Source Code

This License Agreement (the “Agreement”) is effective as of latest date set out on the signature page hereof (the “Effective Date”) by and between Rocksoft Inc. a Delaware company, and its parent, Rocksoft Limited, a corporation formed under the laws of Australia (together, the “Licensor”) and Advanced Digital Information Corporation, a Washington corporation (“Licensee”).

WHEREAS, Licensor has developed a certain proprietary technology for removal of redundant data patterns within data storage, server and networking environments and additional proprietary technology for integrity, change, patch, configuration, and security management within data storage, server, and networking environments;

WHEREAS, Licensee wishes to receive from Licensor, and Licensor wishes to grant to Licensee, certain rights and licenses with respect to such technology in accordance with and subject to the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein, Licensor and Licensee hereby agree as follows:

1.	DEFINITIONS

1.1.	“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. “Control” means the possession of beneficial ownership of more than 50% of the stock or other similar interest entitled to vote for election of the Board of Directors or similar managing authority.

1.2.	“Confidential Information” means information concerning the business, plans, customers, and/or products of a party to this Agreement that is of substantial value to that party, which value would be impaired if such information were disclosed to third parties and which is marked “proprietary” or “confidential” when disclosed, or if disclosed orally, is reduced to writing and delivered to the receiving party as such within thirty (30) days after the initial disclosure.

1.3.	“Effective Date” shall have the meaning given in the preamble to this Agreement.

1.4.	“End-User” is any Person to whom Licensee has directly or indirectly licensed products including Licensed Products for use in the regular course of such Person’s business and not for resale under an End-User License Agreement.

1.5.	“End-User License Agreement” is an agreement under which Licensee directly grants an End-User the right and license to use the Licensed Products.

1.6.	“Enhancement” means any change, correction, modification, update, improvement, translation, new release or other alteration or enhancement, including without limitation a “derivative work” (as that term is defined in the United States Copyright Act, 17 U.S.C. § 101).

1.7.	“Final Payment” shall have the meaning given it in Exhibit B.

1.8.	“Initial Deliverables” means all Source Code for the Licensed Products in the most current version in Licensor’s possession or control as of the date of this Agreement and any related documentation.

1.9.	“Licensed Patents” means all patents and patent applications owned by Licensor as of the Effective Date (or licensed with rights to sublicense), including U.S. Patent No. 5,990,810, together with any patents that issue on such patent applications, reissues, divisions, renewals, extensions and continuations of any of the foregoing patents and any foreign patents that may issue on the foregoing patents.

1.10.	“Licensed Product(s)” means the computer programs described or listed in Exhibit A, in both Source Code and Binary Form, together with any and all Enhancements to any such computer program and documentation that are delivered or required to be delivered by Licensor to Licensee under this Agreement.

1.11.	“Licensee Product” means any product that is offered, licensed, sold or otherwise distributed directly or indirectly by, through or under Licensee.

1.12.	“Source Code” means, with respect to a computer program, the version of the computer program in human-readable language format as prepared and written by the programmer(s) who developed the computer program, together with any build tools (e.g. compilers, linkers and other related tools), compile/link scripts, program comments, installation scripts and other documentation necessary for an ordinarily skilled programmer to recompile the same into fully functioning object code of the computer program.

1.13.	“Binary Form” is a form where information is stored on a medium that is directly readable by a computer, such as on a removable medium (e.g. a CD-ROM), or is made available for transmission via a computer network to a computer.

1.14.	“OEM Bundled Product” means any product offered, licensed, sold or otherwise distributed directly or indirectly by, through or under Licensee that includes both Licensed Products and Licensee Products.

1.15.	“Person” means any natural person, corporation, partnership, or other entity.

2.	LICENSE

2.1.	License.

2.1.1.	Licensor hereby grants to Licensee a fully paid up, royalty free nonexclusive, worldwide right and license (a) to use, copy, reproduce and modify all or any portion of the Licensed Products, (b) to use, copy, reproduce, develop and make Enhancements to all or any portion of the Licensed Products, (c) to incorporate the Licensed Products into, and otherwise modify and adapt the Licensed Products for use as part of or in conjunction with, any OEM Bundled Product, (d) to market, promote, license and otherwise distribute in Binary Form the Licensed Products, Enhancements to the Licensed Products, and OEM Bundled Products, (e) to sublicense all or any of the rights described in (a), (b), (c) or (d), above.

2.1.2.	Licensor hereby grants to Licensee a fully paid up, royalty free nonexclusive, worldwide right and license under the Licensed Patents to either directly or through any manufacturer, contractor, distributor, reseller, system integrator, OEM or other channel partner of Licensee exercise all of the rights described in Section 2.1.1 (a), (b), (c) or (d) above, and to make, have made, use, import, have imported, offer for sale, lease, license, sell and/or otherwise transfer Licensee Products. For the avoidance of doubt, a purchaser of a Licensee Product shall not be subject to a claim by the Licensor of infringement of the Licensed Patents as a result of making, having made, using, importing, having imported, offering for sale, leasing, licensing, selling and/or otherwise transferring Licensee Products.

2.1.3.	Except as provided herein, no right to sublicense is granted under this license.

2.2.	Delivery. Within five (5) days after execution of this Agreement, Licensor will deliver to Licensee the Initial Deliverables. Following delivery of the Initial Deliverables, Licensee will evaluate and approve or reject each Initial Deliverable. If Licensee rejects any Initial Deliverable, Licensee will so notify Licensor and Licensor will promptly submit to Licensee a corrected version of the Initial Deliverable for evaluation in accordance with the preceding sentence. This procedure will be repeated until all Initial Deliverables are approved by Licensee or Licensee elects, without limiting any other right or remedy to which it may be entitled, to cancel this Agreement and receive an immediate refund of all amounts paid to Licensor hereunder.

2.3.	Repackaging: Licensee may not resell, re-bundle, re-package or distribute Licensed Products in any other form except as authorized in Section 2.1.

2.4.	Licensed Products. Licensee shall not be an owner of any copies of the Licensed Products, but, rather, is granted the specified license and other rights with respect to such copies pursuant to this Agreement. Licensee acknowledges and agrees that, as between Licensee and Licensor, all right, title and interest in the Licensed Products and any part thereof, including, without limitation, all rights to patent, copyright, trademark and trade secret rights and all other intellectual property rights therein and thereto, and all copies thereof, in whatever form, including any written documentation shall at all times remain solely with Licensor.

2.5.	Licensee Enhancements. Licensee will be the exclusive owner of all Enhancements to any Licensed Product that are made by, through, under or for Licensee pursuant to the licenses granted under Section 2.1, together with all intellectual property rights in such Enhancements. Licensor will take all actions reasonably requested by Licensee from time to time for the implementation of this Section 2.5 or to evidence, perfect or protect Licensee’s ownership of such Enhancements and associated intellectual property rights.

2.6.

License Fee: Subject to the terms and conditions of this Agreement, Licensee agrees to pay a one time license fee to Licensor in the amount specified in Exhibit B. Licensee will pay such license fee to Licensor in accordance with the payment terms set forth in Exhibit B, subject to refund of the license fee to Licensor as provided for elsewhere in this Agreement. The license fee described in this Section 2.6 constitutes the full compensation for the license and other rights granted to Licensee under this Agreement and Licensor’s performance of its obligations under this Agreement. Without limiting the generality of the foregoing, Licensor will not be entitled to any additional fees, royalties or other compensation under this Agreement.

2.7.	Support: During the Support Period (as defined below), Licensor will provide to Licensee (a) such error correction, assistance and technical support for the Licensed Products as may be reasonably requested by Licensee from time to time, together with such other support and related services as the parties may agree upon in writing, and (b) all Enhancements to the Licensed Products that are made by or for Licensor, which such Enhancements shall be delivered to Licensee promptly after they are made and shall be licensed to Licensee hereunder as part of the Licensed Products. For purposes of the foregoing, the term “Support Period” means the period commencing on the Effective Date and continuing for 10 years or until Licensor has discontinued provision of all supported updates and technical support for the Licensed Products to its other customers.

3.	TERM/TERMINATION

3.1.	Term. The term of this Agreement shall be effective as of the Effective Date and shall remain in full force and effect until terminated in accordance with the following:

3.1.1.	Either party may terminate this Agreement by written notice to the other party if the other party materially breaches this Agreement and does not cure the breach within thirty (30) days following its receipt of written notice of the breach from the nonbreaching party.

3.1.2.	Notwithstanding anything to the contrary contained in this Agreement, Licensor may not otherwise terminate the licenses granted under Section 2 except upon the occurrence of a substantial, material breach of this Agreement by Licensee that (a) is not cured within sixty (60) days after Licensee receives written notice from Licensor of the breach, and (b) is of such a nature that Licensor cannot reasonably be made whole through an award of money damages, all as admitted in writing by Licensee or determined by a court having jurisdiction.

3.1.3.	This Agreement will terminate in the event that Licensee does not elect to make the Final Payment within 30 days of the date required under Exhibit B.

3.2.	Effect of Termination. Upon termination of the licenses granted under Section 2 pursuant to Section 3.2, all rights and authorizations granted to Licensee under Sections 2.1 and 5.1 immediately shall terminate; provided, however, that Licensee may sell or distribute Licensed Products, in accordance with Section 2, for ninety (90) days after such termination.

3.3.	Survival. The following sections shall survive termination of this Agreement: Section 2.1 (except to the extent terminated pursuant to Section 3.2), 2.4, 4, 6, 7, 8 and 9.

4.	DISCLAIMER & LIMITATION ON LIABILITY

4.1.	Generally. The terms of this Section 4 limit the ability of each party to recover damages from the other party. The terms of this Section 4 are an essential part of the agreement, without which neither party would be willing to enter into this Agreement.

4.2.	Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ALL INFORMATION, MATERIALS AND TECHNOLOGY ARE PROVIDED “AS IS.” EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND EACH PARTY EXPRESSLY DISCLAIMS IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND ANY EQUIVALENTS UNDER THE LAWS OF ANY JURISDICTION THAT MIGHT ARISE FROM ANY ACTIVITIES OR INFORMATION DISCLOSURES RELATING TO THIS AGREEMENT, ANY OTHER AGREEMENT OR ANY OTHER ACTIVITY OF SUCH PARTY.

4.3.	Limitation of Liability. SUBJECT TO SECTION 4.4, NEITHER PARTY, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, AGENTS, MEMBERS, REPRESENTATIVES, EQUIVALENT CORPORATE OFFICIALS, OR EMPLOYEES ACTING IN THEIR CAPACITIES AS SUCH SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES ARISING OUT OF ANY CAUSE OF ACTION RELATING TO THIS AGREEMENT, OR BASED ON THE MAKING, USING, SELLING, OFFERING FOR SALE OR IMPORTING ANY PRODUCTS OF SUCH PARTY THAT INCLUDE LICENSED PRODUCTS OR ANY PORTION OF THE LICENSED PRODUCTS, WHETHER UNDER THEORY OF CONTRACT, TORT, INDEMNITY, PRODUCT LIABILITY OR OTHERWISE. WITHOUT LIMITING THE FOREGOING, BUT SUBJECT TO SECTION 4.4, IN NO EVENT WILL EITHER PARTY’S AGGREGATE LIABILITY TO THE OTHER PARTY ARISING OUT OF ANY AND ALL CAUSES OF ACTION RELATING TO THIS AGREEMENT, OR BASED ON THE MAKING, USING, SELLING, OFFERING FOR SALE OR IMPORTING ANY LICENSED PRODUCTS, WHETHER UNDER THEORY OF CONTRACT, TORT, INDEMNITY, PRODUCT LIABILITY OR OTHERWISE, EXCEED THE COMPENSATION RECEIVED BY LICENSOR UNDER THIS AGREEMENT.

4.4.	Exceptions. Nothing in this Section 4 or otherwise is intended to or shall limit either party’s indemnification obligations under this Agreement or either party’s liability for any breach of confidentiality owed to the other party.

5.	TRADEMARK LICENSE

5.1.

Use. During the term of this Agreement, Licensee may, but is not obligated to, indicate to the public in accordance with Section 5.2 that it utilizes the Licensed Products in the OEM Bundled Products, and Licensee may, but is not obligated to, advertise such utilization under the trademarks, marks, and trade names that Licensor may adopt from time to time (“Licensor’s Trademarks”). Nothing herein shall grant to Licensee any right, title or interest in Licensor’s Trademarks, and

Licensee shall have no right to sublicense the rights to use Licensor’s trademarks to any third party other than to End-Users, resellers, systems integrators, and other OEMs who have duly executed appropriate licensing agreements.

5.2.	Approval of Representations. All representations of Licensor’s Trademarks that Licensee intends to use shall first be submitted to Licensor for approval (which shall not be unreasonably withheld) of design, color, and other details or shall be exact copies of those used by Licensor. Licensor agrees to approve or disapprove of any representation of Licensor’s Trademarks within fifteen (15) business days of receipt of samples of such representation, provided failure of Licensor to respond within such fifteen (15) business day period shall be determined an approval. Licensee may not use any representation of Licensor’s Trademarks unless they have been so approved by Licensor and only as approved by Licensor.

5.3.	Proprietary Rights Notices. All OEM Bundled Products sold or offered for sale by Licensee may be marked with such copyright, patent, or other notices; proprietary legends; or restrictions as the parties may agree upon from time to time.

5.4.	Private Label. Licensee may license and otherwise distribute the Licensed Products under Licensee’s own trademarks, trade names and proprietary rights notices or third party trademarks, trade names and proprietary rights notices without reference to Licensor.

6.	REMEDIES

6.1.	Indemnification. Each party shall defend, indemnify and hold harmless the other party and its Affiliates, and each of their respective officers, members, representatives, agents, directors, equivalent corporate officials, and employees from and against any and all third party claims, actions, suits, proceedings or litigation, and any losses, deficiencies, damages, liabilities, costs and expenses, including but not limited to reasonable attorney’s fees and all related costs and expenses, paid or otherwise awarded as a direct result of the defense of any claim, action, suit, proceeding or litigation, to the extent the same is caused by such party’s material breach of any covenant, agreement, representation or warranty expressly made by such party under this Agreement.

6.2.	Procedures. The party seeking indemnification under Section 6.1 shall (a) give the other party prompt written notice of the claim, action, suit, proceeding or litigation; (b) give the other party complete control of the defense and settlement thereof; and (c) at the request and sole expense of the other party, cooperate with the other party in connection with the defense and settlement of such claim, action, suit, proceeding or litigation.

7.	CONFIDENTIALITY

7.1.	General. Licensor and Licensee agree to keep confidential and not to disclose or make available to any third party Confidential Information received from the other in any form without the express written approval of the other. Each party agrees not to use such Confidential Information except to the extent necessary to perform its obligations or exercise its rights under this Agreement, and neither party shall intentionally circulate the Confidential Information of the other party within its own organization except to those with a specific need to know.

The obligations of both parties recited herein shall terminate with respect to any portion of such Confidential Information when and to the extent it is or becomes: (a) part of the public domain through no fault of the other party: (b) communicated by the disclosing party to a third party free of any obligation of confidence: (c) independently developed by the receiving party without access to or use of the Confidential Information of the disclosing party: (d) known to the receiving party free of any obligation of confidence from a source other than the disclosing party without breach of this Agreement and not otherwise in violation of the disclosing party’s rights.

8.	WARRANTIES; INDEMNITY

8.1.	Warranties. Licensor warrants and covenants that:

(a)	Licensor’s execution and delivery of this Agreement and performance of the transactions contemplated herein are duly authorized and do not constitute a breach of or other violation of any articles of incorporation, bylaws, agreements, contracts or other obligations of Licensor;

(b)	Licensor (i) owns all right, title and interest in and to the Licensed Products and the intellectual property rights in the Licensed Products, and (ii) has the right, power and authority to grant the rights granted under this Agreement and to perform its obligations under this Agreement; and

(c)	the Licensed Products do not, and any Enhancements thereof hereafter furnished by Licensor to Licensee will not, infringe, misappropriate or wrongfully use any intellectual property right of any third party.

8.2.	Indemnities.

8.2.1.	Licensor shall defend, indemnify and hold harmless Licensee from and against any and all third party claims, actions, or demands alleging that the Licensed Products or any Enhancements thereto, as provided to Licensee, infringe any patent, trademark, copyright, or other intellectual property right of any third party. Licensee shall permit Licensor to replace or modify any the infringing items to avoid infringement so long as the functionality and usefulness of the same is, in Licensee’s reasonable determination, maintained, or to procure the right for Licensee to continue to use such item as contemplated in this Agreement. If neither of such alternatives is reasonably possible, the infringing items shall be returned to Licensor and Licensor shall immediately refund to Licensee all amounts paid by Licensee to Licensor. Licensor shall have no obligation hereunder for or with respect to claims, actions, or demands alleging infringement that arise by reason of combination of non-infringing items with any items not supplied by Licensor or modified items that were not infringing in the form in which the Licensor provided the items to Licensee.

8.2.2.

Licensee shall defend, indemnify and hold harmless Licensor from and against any and all third party claims, actions, or demands alleging that the Licensee Products or any Enhancements thereto, as developed by Licensee, infringe any patent, trademark, copyright, or other intellectual property right of any third party. Licensee shall have no obligation hereunder for or with respect to claims, actions, or demands alleging infringement that arise by reason of combination of non-infringing items with any items not created by Licensee or modified items that were not infringing in the form in which the items were created by Licensee.

8.2.3.	The party seeking indemnification under this Section 8.2 shall (a) give the other party prompt written notice of the claim, action or demand; (b) give the other party complete control of the defense and settlement thereof; and (c) at the request and sole expense of the other party, cooperate with the other party in connection with the defense and settlement of such claim, action or demand.

9.	MISCELLANEOUS

9.1.	Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior oral or written agreements, correspondence, conversations, negotiations and understandings relating to the same subject matter; provided that nothing herein is intended to or shall alter, amend or supersede any provisions of the Implementation Agreement; rather, the same shall remain in full force and effect in accordance with its terms. Except as otherwise provided herein, this Agreement shall not be modified except by written agreement dated subsequent to the Effective Date and signed by both parties.

9.2.	Assignment. This Agreement may not be assigned by either party without the prior written consent of the other party; except that either party may assign this Agreement without such consent to (a) any Affiliate, or (b) any purchaser of all or substantially all of such party’s assets or to any successor by way of merger, consolidation or similar transaction. Subject to the limitations set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the parties, their successors and permitted assigns.

9.3.	Compliance with Export Laws. Each party shall comply with all applicable rules and regulations of the United States and other countries and jurisdictions, including but not limited to those relating to the export or re-export of commodities, software and technical data insofar as they relate to the activities under this Agreement. Each party acknowledges that commodities, software and technical data provided under this Agreement may be subject to restrictions under the export control laws and regulations of the United States and other countries and jurisdictions, as applicable, including but not limited to the U.S. Export Administration Act and the U.S. Export Administration Regulations, as may be amended from time to time, and each party shall obtain any approval required under such laws and regulations whenever it is necessary for such export or re-export by such party.

9.4.	Independent Contractor Status. Each party is an independent contractor of the other party under this Agreement, and nothing herein shall be construed to create a partnership, joint venture, or agency relationship between the parties hereto. Neither party shall have any authority to enter into agreements of any kind on behalf of the other party, and neither party shall have any power or authority to bind or obligate the other party in any manner to any third party.

9.5.	Presumptions. In construing the terms of this Agreement, no presumption shall operate in either party’s favor as a result of its counsel’s role in drafting the terms or provisions hereof.

9.6.	Governing Law. THIS AGREEMENT, AND ALL THIRD-PARTY BENEFICIARY CLAIMS BROUGHT HEREUNDER, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WASHINGTON APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY IN SUCH STATE.

9.7.	Publicity. Licensor shall disclose to any third party the terms and conditions of this Agreement or the existence of this Agreement without the express written consent of Licensee; provided Licensor shall not be prohibited hereby from making disclosures to the extent required by applicable law.

9.8.	Notice. Unless otherwise specified in this Agreement, all notices to be provided pursuant to this Agreement shall be given in writing and shall be effective when either served by personal delivery or upon receipt via certified mail, return receipt requested, postage prepaid, overnight courier service or sent by facsimile transmission with hard copy confirmation sent by certified mail, in each case to the party at the addresses set out on the signature page hereof. Either party may from time to time change such address and recipient by giving the other party notice of such change in accordance with this paragraph.

9.9.	Severability; Waiver. In the event that any part or parts of this Agreement is (are) judicially declared to be invalid, unenforceable, or void, the parties agree that such part or parts so held to be invalid, unenforceable, or void shall be reformed by the entity having jurisdiction thereover without further action by the parties hereto and only to the extent necessary to make such part or parts valid and enforceable. A waiver by either of the parties hereto of any of the covenants to be performed by the other party or any breach of this Agreement shall not be effective unless made in writing and signed by the waiving party and shall not be construed to be a waiver of any succeeding breach thereof or of any covenant herein contained. Neither party shall by mere lapse of time without giving notice or taking other action hereunder be deemed to have waived any breach by the other party of any of the provisions of this Agreement. Further, the waiver by either party of a particular breach of this Agreement by the other party shall not be construed as, or constitute, a continuing waiver of such breach, or of other breaches of the same or other provisions of this Agreement.

9.10.	Force Majeure. Neither party shall be in default to the extent any failure to perform any obligation hereunder is caused by supervening conditions beyond that party’s reasonable control, including acts of God, civil commotions, strikes, labor disputes, and governmental demands or requirements.

9.11.	Headings and Captions. Section headings in this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement.

9.12.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date last written below.

[Signature block]

Signature	Signature

Printed Name	Printed Name

Title	Title

ROCKSOFT INC. Suite 205 4100 Spring Valley Dallas, TX 75244 USA	ADIC 11431 Willows Road, NE Redmond, WA 98052 USA

Signature

Printed Name

Title

ROCKSOFT LIMITED c/o Kelly & Co Lawyers Level 17, 91 King William Street ADELAIDE SA 5000

EXHIBIT A

Licensed Products

Blocklets File Store (BFST) - all versions.

Linux Based Source Code

Windows Based Source Code

Blocklets Interface Options:

API – Application Programming Interface

CLI – Command Line Interface

FSI – File Systems Interface

BNP – Blocklets Network Protocol

Veracity – all versions.

11

EXHIBIT B

Pricing and Payment:

License Fee:

Total US $20,000,000.00 payable as follows:

1.	For the first six months of the Term, 2% of all gross revenues directly attributable to sales by Licensee of any Licensee Product containing all or any part of the Licensed Products, due on the first day of the second month following the Effective Date and on the first day of each month thereafter (through the sixth month); and,

2.	On the first Business Day following the six-month anniversary of the Effective Date, the remainder of US $20,000,000 (less the sum of all payments made pursuant to clause 1 above) (the “Final Payment”).

With respect to the period specified in clause 1 above, Licensee grants to Licensor the right to audit records relating to the content of Licensee Products under reasonable conditions and during normal business hours.

12

Appendix C2 – Promissory Note

[ADIC Letterhead]

14 March 2006

ROCKSOFT LIMITED

(ABN 47 008 280 153)

c/of Kelly & Co Lawyers

Level 17, 91 King William Street,

Adelaide, South Australia 5000

Dear Sirs

US$ 5,000,000 Loan to Rocksoft

Advanced Digital Information Corporation (ADIC) and Rocksoft Limited (Rocksoft) are parties to an implementation agreement dated of even date herewith (the Implementation Agreement). ADIC agrees, on the terms set out in this letter, to advance to Rocksoft US $5,000,000 (the Loan).

Please confirm the acceptance of Rocksoft of this offer by countersigning the accompanying copy of this letter.

1.	Principal

1.1	Advance

ADIC must make an advance US $5,000,000 to Rocksoft on the 5th Business Day following agreement to the terms of this letter by Rocksoft (the Advance).

For the avoidance of doubt, ADIC’s obligation to make the Advance is automatic, and Rocksoft need not give a drawdown notice in respect of the Advance.

1.2	Method of Advance

ADIC must provide the Advance:

(a)	in US dollars; and

(b)	to such bank account as Rocksoft may specify.

1.3	No other advance

Except as otherwise agreed, ADIC is not obliged to advance any funds to Rocksoft other than the Advance described in this letter.

1.4	Non-revolving

Any amounts lent which are repaid may not be redrawn.

2.	Payment obligations

2.1	Interest

Interest accrues daily on the outstanding principal at the US prime rate as of the date the Advance is made. It is calculated on the basis of a 365 day year and actual days elapsed.

2.2	Repayment date

The principal and accrued interest (the Repayment Amount) shall be repaid in one lump sum on 30 June 2007.

2.3	Early Repayment Option

The parties agree that ADIC may require Rocksoft to repay the Repayment Amount prior to 30 June 2007 on the earlier of (a) 30 September 2006, and (b) the day which is 5 Business Days after the Implementation Agreement terminates (the Early Repayment Date) by giving no less than 2 Business Days notice in writing of that requirement (the Early Repayment Option).

2.4	Form of repayment

(a)	If ADIC elects the Early Repayment Option, Rocksoft may pay ADIC the Repayment Amount entirely in cash or entirely in ordinary shares of Rocksoft (Shares) on terms set forth below. Rocksoft shall notify ADIC no less than 2 Business Days prior to the Early Repayment Date, whether it will pay the Repayment Amount in cash or Shares.

(b)	If Rocksoft elects to pay the Repayment Amount in cash, Rocksoft must pay such amount:

(i)	no later than 11am on the Early Repayment Date (provided that if any payment is due on a date which is not a business day in the place of payment, the due date will be the next business day);

(ii)	in US dollars; and

(iii)	to such bank account as ADIC may specify.

(c)	If Rocksoft elects to pay the Repayment Amount in Shares, to the extent Rocksoft requires additional time to obtain approval(s) necessary under the Corporations Act (including without limitation approval under section 611 item 7) to permit ADIC to acquire the Shares, it may extend the Early Repayment Date for up to an additional 60 days. During such time, interest will continue to accrue at the same interest rate as prior to the Early Repayment Date and such accrued interest shall be added to and thereby increase the Repayment Amount. The number of shares to be issued in satisfaction of the Repayment Amount shall be calculated in accordance with clause 4 below.

3.	Hedging Fee

If the Implementation Agreement is terminated on or prior to Repayment due to a Competing Transaction (as defined in the Implementation Agreement), in addition to principal and accrued interest, the Repayment Amount due to ADIC under this note shall be increased by the out-of-pocket fees paid or payable to a third party by ADIC to hedge the USD/AUD currency risk relating to ADIC’s obligation to pay the Scheme Consideration (also as defined in the Implementation Agreement) pursuant to the Implementation Agreement. If this clause applies, ADIC will provide prompt notice and reasonable documentary evidence of the relevant hedging fees incurred by ADIC.

4.	Issue of Shares in Rocksoft

If Rocksoft elects pursuant to Section 2.3 to pay the Repayment Amount in Shares, it shall undertake to do all things necessary to issue ADIC a number of Rocksoft ordinary shares equal to the Repayment Amount (converted into Australian dollars based the USD/AUD exchange rate as published by the Reserve Bank of Australia on the Early Repayment Date and rounding down to the nearest whole number) divided by A$ 1.00 per share.

Rocksoft may only require ADIC to accept Shares under this note if it first obtains all the approvals necessary under the Corporations Act (including without limitation approval under section 611 item 7) to permit ADIC to hold the Rocksoft ordinary shares. If Rocksoft is unable to issue ADIC Shares equivalent to the Repayment Amount on or before 60 days following the Early Repayment Date, the Repayment Amount shall be immediately due and payable to ADIC in cash in conformity with clause 2.4(b).

5.	ADIC’s remedies and powers

5.1	Defaults

If an Event of Default (as defined in clause 5.2(b)) occurs, ADIC may demand repayment of any amounts outstanding under the Loan in which case such amounts shall become due and payable in accordance with clause 2.4.

5.2	Event of Default

Each of the following is an Event of Default (whether or not it is within the control of any party):

(a)	an administrator of Rocksoft is appointed; or

(b)	except for the purposes of solvent reconstruction or amalgamation previously approved by ADIC:

(i)	an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting, an application to a court or other steps are taken for:

(A)	the winding up, dissolution or administration of Rocksoft; or

(B)	Rocksoft entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

(ii)	Rocksoft ceases or suspends the conduct of all or substantially all of its business, or disposes of all or substantially all of its assets; or

(c)	Rocksoft is, or under legislation is presumed or taken to be, insolvent (other than as the result of a failure to pay a debt or claim the subject of a good faith dispute); or

(d)	Rocksoft stops or suspends payment of all or a class of debts; or

(e)	Without the prior written consent of ADIC Rocksoft becomes a subsidiary of another person; or

(f)	A person and its associates have a relevant interest in 50% or more of the shares of Rocksoft, having had a relevant interest in less than 50% of Rocksoft at the time of this letter.

5.3	No waiver

No failure to exercise a power, and no delay in exercising a power, operates as a waiver. Waivers must be in writing.

6.	General

6.1	Assignment

Neither party may assign its rights or obligations under this letter without the express written consent of the other.

6.2	Notices

Any notice, demand, statement, certificate or other communication may be given to any secretary or director of the relevant party.

Notices must be in writing. They may be sent by facsimile or post to the recipient’s address set out in this letter (or last notified to the sender by the recipient).

Notices will be taken to have been given, if delivered or left at that address, on the dates on which they were delivered or left.

6.3	Further assurances

Each party agrees to do all things said and sign all documents necessary or desirable to give full effect to the provisions of this letter and the transactions contemplated by it.

6.4	Governing law

This letter is governed by South Australian law. The parties accept the non-exclusive jurisdiction of courts exercising jurisdiction there.

Yours sincerely,

SIGNED for ADVANCED DIGITAL INFORMATION CORP

by [ ]

Street Address:	11431 Willows Road NE
Redmond, WA 98052

Mailing Address:	P.O. Box 97057
Redmond, WA 98073-9757

Facsimile:	1-425-895-3370

Attention:	Mr Yukio Morikubo

ACCEPTED AND AGREED: EXECUTED by ROCKSOFT LIMITED in accordance with section 127(1) of the Corporations Act by:
Signature

Print Name

Director / Secretary	Print Position	Director / Secretary
Date: 2006 Rocksoft Limited c/- Kelly & Co Lawyers Level 17, 91 King William Street ADELAIDE SA 5000 Facsimile: +61 8 8205 0805 Attention: Mr Andrew Corletto

Appendix D – Retention Pool Plans

ADIC shall establish a retention pool comprising ADIC stock to the value (as at the Implementation Date of USD 2,000,000). If there is a dividend, stock dividend, share split or other capital reorganisation, shares in the retention pool will participate in the same manner as other ordinary shares in such event.

The Retention Pool shall be used to provide incentives to Key Staff.

ADIC and Rocksoft shall agree between them the identity of those employees who will participate in the retention pool.

Payments from the retention pool shall be made on the third anniversary of implementation of the Scheme, provided that the relevant participants remain employees of ADIC/Rocksoft at that time or were terminated by ADIC/Rocksoft other than for cause.

Payments from the retention pool shall be made by way of an issue of ADIC stock to the relevant participants, provided such stock can be issued without breach of Australian securities law requirements. It is acknowledged that ADIC does not intend to, and is not required to, prepare a prospectus for the purposes of the issue of shares from the retention pool.

If stock cannot be issued to one or more employees without breach of Australian securities laws, ADIC will provide a cash equivalent based on the closing price of ADIC shares and the AUD/USD exchange rate on the third anniversary of the Implementation Date.